UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

Summary

Registration data

General information	02
Address	04
Marketable securities	05
Auditor information	06
Share register	07
Investor Relations Officer	08
Shareholders’ Department	09

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brazil
Country in which the
marketable securities
are held in custody:	Brazil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information: Name of paper in which issuer discloses its information FU
Diario Oficial do Estado de São Paulo		SP
Valor Econômico		SP

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

4 - AUDITOR INFORMATION

Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT: Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

5 – SHARE REGISTRER

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

6 – INVESTOR RELATIONS OFFICER

NAME:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

Registration Form – 2014 – CPFL ENERGIA S.A.                                                            Version: 3

7 – SHAREHOLDERS’ DEPARTMENT

Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: March 31, 2014 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	11
Cash dividend	11
Parent Company Interim Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders´ Equity
01/01/2014 to 03/31/2014	17
01/01/2013 to 03/31/2013	18
Statements of Added Value	19
Consolidated Interim Financial Statements
Balance Sheet Assets	20
Balance Sheet Liabilities	21
Income Statement	22
Statement of Comprehensive Income	23
Cash Flow Statements	24
Statement of Changes in Shareholders Equity
01/01/2014 to 03/31/2014	25
01/01/2013 to 03/31/2013	26
Statements of Added Value	27
Comments on Performance	28
Notes to the Interim Financial Statements	37
Other relevant information	100
Reports
Report on review of Interim Financial Information	106

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 03/31/2014
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)

AGM	04/29/2014	Dividend	05/08/2014	ON (Common shares)		0.59006

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2014	Previous Year 12/31/2013
1	Total assets	8,596,077	8,389,811
1.01	Current assets	1,732,095	1,720,232
1.01.01	Cash and cash equivalents	1,002,059	990,672
1.01.06	Recoverable taxes	29,939	29,874
1.01.06.01	Current recoverable taxes	29,939	29,874
1.01.08	Other current assets	700,097	699,686
1.01.08.03	Others	700,097	699,686
1.01.08.03.01	Other credits	2,395	1,984
1.01.08.03.02	Dividends and interest on shareholders’ equity	697,702	697,702
1.02	Noncurrent assets	6,863,982	6,669,579
1.02.01	Noncurrent assets	258,749	248,623
1.02.01.06	Deferred taxes	170,924	165,798
1.02.01.06.02	Deferred taxes credits	170,924	165,798
1.02.01.08	Related parties credits	2,115	8,948
1.02.01.08.02	Subsidiaries credits	2,115	8,948
1.02.01.09	Other noncurrent assets	85,710	73,877
1.02.01.09.03	Escrow deposits	92	91
1.02.01.09.05	Other credits	13,163	14,389
1.02.01.09.07	Advance for future capital increase	72,455	59,397
1.02.02	Investments	6,604,245	6,419,924
1.02.02.01	Permanent equity interests	6,604,245	6,419,924
1.02.02.01.02	Investments in subsidiares	6,604,245	6,419,924
1.02.03	Property, plant and equipment	963	1,000
1.02.04	Intangible assets	25	32
1.02.04.01	Intangible assets	25	32
1.02.04.01.01	Concession agreement	25	32

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2014	Previous Year 12/31/2013
2	Total liabilities	8,596,077	8,389,811
2.01	Current liabilities	78,436	46,245
2.01.01	Social and Labor Obligations	4	10
2.01.01.02	Labor Obligations	4	10
2.01.01.02.01	Estimated Labor Obligation	4	10
2.01.02	Suppliers	1,674	1,127
2.01.02.01	National Suppliers	1,674	1,127
2.01.03	Tax Obligations	1,148	359
2.01.03.01	Federal Tax Obligations	1,148	359
2.01.03.01.01	Income tax and Social Contribution	-	12
2.01.03.01.03	COFINS (Tax on Revenue)	47	47
2.01.03.01.04	Others Federal	1,101	300
2.01.04	Loans and financing	44,966	12,438
2.01.04.02	Debentures	44,966	12,438
2.01.04.02.01	Interest on debentures	44,966	12,438
2.01.05	Other Current liabilities	30,644	32,311
2.01.05.02	Others	30,644	32,311
2.01.05.02.01	Dividends and interest on shareholders´ equity	15,301	15,407
2.01.05.02.05	Other payable	15,343	16,904
2.02	Noncurrent liabilities	1,319,395	1,319,667
2.02.01	Loans and financing	1,288,280	1,287,912
2.02.01.02	Debentures	1,288,280	1,287,912
2.02.02	Other Noncurrent liabilities	30,855	31,495
2.02.02.02	Others	30,855	31,495
2.02.02.02.04	Other payable	30,855	31,495
2.02.04	Provisons	260	260
2.02.04.01	Reserve for tax, civil and labor risks	260	260
2.02.04.01.02	Reserve for labor risks	97	97
2.02.04.01.04	Reserve for civil risks	163	163
2.03	Shareholders’ equity	7,198,246	7,023,899
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	285,477	287,630
2.03.04	Profit reserves	1,583,645	1,545,178
2.03.04.01	Legal reserves	603,352	603,352
2.03.04.02	Statutory reserves	303,504	265,037
2.03.04.08	Additional Proposed dividend	567,802	567,802
2.03.04.10	Reserve of retained earnings for investment	108,987	108,987
2.03.05	Retained earnings	144,564	-
2.03.08	Other Comprehensive Income	391,136	397,667
2.03.08.01	Accumulated Comprehensive Income	391,136	397,667

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
3.01	Net Operating revenues	-	31
3.03	Gross Operating income	-	31
3.04	Gross Operating income (expense)	180,525	406,933
3.04.02	General and administrative	(5,945)	(4,911)
3.04.06	Equity income	186,470	411,844
3.05	Income before financial income and taxes	180,525	406,964
3.06	Financial income / expense	(8,839)	(1,644)
3.06.01	Financial income	24,367	3,864
3.06.02	Financial expense	(33,206)	(5,508)
3.07	Income before taxes	171,686	405,320
3.08	Income tax and social contribution	4,810	267
3.08.01	Current	(317)	-
3.08.02	Deferred	5,127	267
3.09	Net income from continuing operations	176,496	405,587
3.11	Net income	176,496	405,587
3.99	Net income per share
3.99.01	Net income per share - Basic
3.99.01.01	ON	0.18	0.42
3.99.02	Net income per share - Diluted
3.99.02.01	ON	0.18	0.42

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
4.01	Net income	176,496	405,587
4.02	Other Comprehensive Income	4	-
4.02.01	Equity on comprehensive income of the period of subsidiaries	4	-
4.03	Comprehensive income of the period	176,500	405,587

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 03/31/2014	YTD Current year 01/01/2013 to 03/31/2013
6.01	Net cash from operating activities	17,667	(12,248)
6.01.01	Cash generated from operations	18,101	(2,491)
6.01.01.01	Income, before income tax and social contribution	171,686	405,320
6.01.01.02	Depreciation and amortization	43	18
6.01.01.03	Interest and monetary adjustment	32,831	4,015
6.01.01.04	Equity in subsidiaries	(186,470)	(411,844)
6.01.01.05	Reserve for tax, civil and labor risks	11	-
6.01.02	Variation on assets and liabilities	(434)	(9,757)
6.01.02.02	Recoverable taxes	(62)	(181)
6.01.02.03	Escrow deposits	-	(7)
6.01.02.04	Other operating assets	816	490
6.01.02.05	Suppliers	547	(111)
6.01.02.06	Other taxes and social contributions	483	(39)
6.01.02.07	Interest on debts (paid)	-	(10,768)
6.01.02.08	Income tax and social contribution	-	-
6.01.02.09	Other operating liabilities	(2,207)	859
6.01.02.10	Reserve for tax, civil and labor risks paid	(11)	-
6.02	Net cash in investing activities	(6,174)	(32,020)
6.02.02	Financial investments	-	4,710
6.02.04	Intercompany loans with subsidiaries and associated companies	6,884	(36,728)
6.02.05	Capital increase in investments	-	(1)
6.02.07	Additions to intangible assets	-	(1)
6.02.08	Advance for future capital increase	(13,058)	-
6.03	Net cash in financing activities	(106)	131
6.03.01	Loans, financing and debentures, net of derivatives paid	-	223
6.03.02	Dividend and interest on shareholders’ equity paid	(106)	(92)
6.05	Increase (decrease) in cash and cash equivalents	11,387	(44,137)
6.05.01	Opening balance of cash and cash equivalents	990,672	141,835
6.05.02	Closing balance of cash and cash equivalents	1,002,059	97,698

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2014 TO MARCH 31, 2014 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899
5.02	Prior year profit or loss	-	-	-	-	-	-
5.03	Adjusted balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899
5.04	Capital transactions within shareholders	-	- 2,153	-	-	-	- 2,153
5.04.08	Loss in equity	-	- 1,960	-	-	-	- 1,960
5.04.09	IPO CPFL Renováveis	-	- 193	-	-	-	- 193
5.05	Total comprehensive income	-	-	-	176,496	4	176,500
5.05.01	Net income / Loss for the period	-	-	-	176,496	-	176,496
5.05.02	Other comprehensive income	-	-	-	-	4	4
5.06	Internal changes in Shareholders' equity	-	-	38,467	- 31,932	- 6,535	-
5.06.01	Formation of reserve	-	-	38,467	- 38,467	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,535	- 6,535	-
5.07	Final balance	4,793,424	285,477	1,583,645	144,564	391,136	7,198,246

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO MARCH 31, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,287	56,293	- 36,598	6,380,728
5.02	Prior Year profit or loss	-	-	-	-	-	-
5.03	Adjusted balance	4,793,424	228,322	1,339,287	56,293	- 36,598	6,380,728
5.05	Total comprehensive income	-	-	-	411,464	- 5,875	405,589
5.05.01	Net income / Loss for the period	-	-	-	405,587	-	405,587
5.05.02	Other comprehensive income	-	-	-	5,877	- 5,875	2
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	5,877	- 5,875	2
5.07	Final balance	4,793,424	228,322	1,339,287	467,757	- 42,475	6,786,317

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 03/31/2014	YTD Previous year 01/01/2013 to 03/31/2013
7.01	Revenues	-	34
7.01.01	Sales of goods, products and services	-	34
7.02	Inputs	(1,966)	(1,835)
7.02.02	Material-Energy-Outsourced services-Other	(1,666)	(1,035)
7.02.04	Other	(300)	(800)
7.03	Gross added value	(1,966)	(1,801)
7.04	Retentions	(43)	(18)
7.04.01	Depreciation and amortization	(43)	(18)
7.05	Net added value generated	(2,009)	(1,819)
7.06	Added value received in transfer	210,837	415,709
7.06.01	Equity in subsidiaries	186,470	411,844
7.06.02	Financial income	24,367	3,865
7.07	Added Value to be Distributed	208,828	413,890
7.08	Distribution of Added Value	208,828	413,890
7.08.01	Personnel	3,218	2,583
7.08.01.01	Direct Remuneration	1,704	1,393
7.08.01.02	Benefits	1,294	1,068
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	220	122
7.08.02	Taxes, Fees and Contributions	(4,127)	181
7.08.02.01	Federal	(4,152)	181
7.08.02.02	Estadual	25	-
7.08.03	Remuneration on third parties’ capital	33,241	5,539
7.08.03.01	Interest	33,206	5,508
7.08.03.02	Rental	35	31
7.08.04	Remuneration on own capital	176,496	405,587
7.08.04.03	Retained profit / loss for the period	176,496	405,587

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2014	Previous Year 12/31/2013
1	Total assets	32,579,944	31,042,796
1.01	Current assets	8,640,259	7,264,323
1.01.01	Cash and cash equivalents	4,242,756	4,206,422
1.01.02	Financial Investments	14,439	24,806
1.01.02.02	Financial Investments at amortized cost	14,439	24,806
1.01.02.02.01	Held to maturity	14,439	24,806
1.01.03	Accounts receivable	2,225,166	2,007,789
1.01.03.01	Consumers	2,225,166	2,007,789
1.01.04	Materials and suppliers	22,063	21,625
1.01.06	Recoverable taxes	243,746	262,433
1.01.06.01	Current Recoverable taxes	243,746	262,433
1.01.08	Other current assets	1,892,089	741,248
1.01.08.03	Other	1,892,089	741,248
1.01.08.03.01	Other credits	1,824,755	673,383
1.01.08.03.02	Derivatives	56	1,842
1.01.08.03.03	Leases	12,013	10,758
1.01.08.03.04	Dividends and interest on shareholders’ equity	55,265	55,265
1.02	Noncurrent assets	23,939,685	23,778,473
1.02.01	Noncurrent assets	6,343,630	6,280,045
1.02.01.03	Accounts receivable	143,763	153,854
1.02.01.03.01	Consumers	143,763	153,854
1.02.01.06	Deferred taxes	1,219,861	1,168,706
1.02.01.06.02	Deferred taxes credits	1,219,861	1,168,706
1.02.01.08	Related parties	87,682	86,655
1.02.01.08.03	Credits with related parties	87,682	86,655
1.02.01.09	Other noncurrent assets	4,892,324	4,870,830
1.02.01.09.03	Derivatives	194,677	316,648
1.02.01.09.04	Escrow deposits	1,139,048	1,143,179
1.02.01.09.05	Recoverable taxes	167,684	173,362
1.02.01.09.06	Leases	39,350	37,817
1.02.01.09.07	Financial asset of concession	2,935,915	2,787,073
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	298,996	296,097
1.02.02	Investments	1,147,199	1,032,681
1.02.02.01	Permanent equity interests	1,147,199	1,032,681
1.02.02.01.04	Other permanent equity interests	1,147,199	1,032,681
1.02.03	Property, plant and equipment	7,743,348	7,717,419
1.02.03.01	Fixed assets - in service	7,215,357	6,748,593
1.02.03.03	Fixed assets - in progress	527,991	968,826
1.02.04	Intangible assets	8,705,508	8,748,328
1.02.04.01	Intangible assets	8,705,508	8,748,328

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 03/31/2014	Previous Year 12/31/2013
2	Total liabilities	32,579,944	31,042,796
2.01	Current liabilities	5,456,224	4,905,531
2.01.01	Social and Labor Obligations	75,153	67,633
2.01.01.02	Labor Obligations	75,153	67,633
2.01.01.02.01	Estimated Labor Obligation	75,153	67,633
2.01.02	Suppliers	2,440,119	1,884,693
2.01.02.01	National Suppliers	2,440,119	1,884,693
2.01.03	Tax Obligations	429,760	318,063
2.01.03.01	Federal Tax Obligations	185,758	196,884
2.01.03.01.01	Income tax and Social Contribution	72,152	92,431
2.01.03.01.02	PIS (Tax on Revenue)	16,368	14,256
2.01.03.01.03	COFINS (Tax on Revenue)	75,498	64,778
2.01.03.01.04	Others Federal	21,740	25,419
2.01.03.02	State Tax Obligations	241,620	117,905
2.01.03.02.01	ICMS (Tax on Revenue)	241,620	117,895
2.01.03.02.02	Others State	-	10
2.01.03.03	Municipal Tax Obligations	2,382	3,274
2.01.03.03.01	Others Municipal	2,382	3,274
2.01.04	Loans and financing	1,683,433	1,837,462
2.01.04.01	Loans and financing	1,431,755	1,640,456
2.01.04.01.01	Brazilian currency	1,381,827	1,582,742
2.01.04.01.02	Foreign Currency	49,928	57,714
2.01.04.02	Debentures	251,678	197,006
2.01.04.02.01	Debentures	35,300	34,872
2.01.04.02.02	Interest on debentures	216,378	162,134
2.01.05	Other liabilities	827,759	797,680
2.01.05.02	Others	827,759	797,680
2.01.05.02.01	Dividends and interest on shareholders´ equity	21,118	21,224
2.01.05.02.04	Derivatives	1,019	-
2.01.05.02.05	Post-employment benefit obligation	80,343	76,810
2.01.05.02.06	Regulatory charges	44,197	32,379
2.01.05.02.07	Public utility	3,823	3,738
2.01.05.02.08	Other payable	677,259	663,529
2.02	Noncurrent liabilities	18,165,656	17,338,547
2.02.01	Loans and financing	16,013,130	15,183,936
2.02.01.01	Loans and financing	8,405,687	7,589,540
2.02.01.01.01	Brazilian currency	5,642,070	5,638,800
2.02.01.01.02	Foreign Currency	2,763,617	1,950,740
2.02.01.02	Debentures	7,607,443	7,594,396
2.02.01.02.01	Debentures	7,568,258	7,562,219
2.02.01.02.02	Interest on debentures	39,185	32,177
2.02.02	Other payable	560,140	569,469
2.02.02.02	Other	560,140	569,469
2.02.02.02.03	Derivatives	7,748	2,950
2.02.02.02.04	Post-employment benefit obligation	326,060	350,640
2.02.02.02.05	Taxes and Contributions	26,808	32,555
2.02.02.02.06	Public utility	80,285	79,438
2.02.02.02.07	Other payable	119,239	103,886
2.02.03	Deferred taxes	1,116,646	1,117,146
2.02.03.01	Deferred Income tax and Social Contribution	1,116,646	1,117,146
2.02.04	Provisions	475,740	467,996
2.02.04.01	Reserve for tax, civil and labor risks	475,740	467,996
2.02.04.01.01	Reserve for tax risks	178,000	174,568
2.02.04.01.02	Reserve for labor risks	135,699	119,707
2.02.04.01.04	Reserve for civil risks	138,056	149,735
2.02.04.01.05	Reserve for other risks	23,985	23,986
2.03	Shareholders´ equity - consolidated	8,958,064	8,798,718
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	285,477	287,630
2.03.04	Profit reserves	1,583,644	1,545,177
2.03.04.01	Legal reserves	603,352	603,352
2.03.04.02	Statutory reserve - financial asset of concession	303,504	265,037
2.03.04.08	Additional Proposed dividend	567,801	567,801
2.03.04.10	Reserve of retained earnings for investment	108,987	108,987
2.03.05	Retained earnings	144,564	-
2.03.08	Other comprehensive income	391,137	397,668
2.03.09	Noncontrolling interest	1,759,818	1,774,819

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 03/31/2014	YTD Previous year 01/01/2013 to 03/31/2013
3.01	Net operating revenues	3,927,309	3,715,427
3.02	Cost of electric energy services	(3,133,470)	(2,542,837)
3.02.01	Cost of electric energy	(2,552,244)	(1,901,112)
3.02.02	Operating cost	(391,850)	(381,931)
3.02.03	Services rendered to third parties	(189,376)	(259,794)
3.03	Gross Operating income	793,839	1,172,590
3.04	Operating income (expense)	(285,431)	(378,522)
3.04.01	Sales expenses	(101,322)	(102,720)
3.04.02	General and administrative	(163,078)	(193,968)
3.04.05	Other	(92,106)	(88,090)
3.04.06	Equity income	71,075	6,256
3.05	Income before financial income / expense and taxes	508,408	794,068
3.06	Financial income / expense	(222,905)	(143,648)
3.06.01	Financial income	228,687	155,463
3.06.02	Financial expense	(451,592)	(299,111)
3.07	Income before taxes	285,503	650,420
3.08	Income tax and social contribution	(111,101)	(245,118)
3.08.01	Current	(166,915)	(184,476)
3.08.02	Deferred	55,814	(60,642)
3.09	Net income from continuing operations	174,402	405,302
3.11	Net income	174,402	405,302
3.11.01	Net income attributable to controlling shareholders	176,496	405,587
3.11.02	Net income attributable to noncontrolling shareholders	(2,094)	(285)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 03/31/2014	YTD Previous year 01/01/2013 to 03/31/2013
4.01	Net income	174,402	405,302
4.02	Other Comprehensive Income	4	-
4.02.01	Actuarial gain/(loss)	4	-
4.03	Comprehensive income of the period	174,406	405,302
4.03.01	Comprehensive income attributtable to controlling shareholders	176,500	405,587
4.03.02	Comprehensive income attributable to non controlling shareholders	(2,094)	- 285

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 03/31/2014	YTD Previous year 01/01/2013 to 03/31/2013
6.01	Net cash from operating activities	(269,272)	230,732
6.01.01	Cash generated from operations	885,765	1,236,376
6.01.01.01	Income, before income tax and social contribution	285,503	650,420
6.01.01.02	Depreciation and amortization	278,599	260,898
6.01.01.03	Reserve for tax, civil and labor risks	33,509	35,162
6.01.01.04	Interest and monetary adjustment	328,484	223,169
6.01.01.05	Post-employment benefit loss	12,041	20,530
6.01.01.06	Losses on the write-off of noncurrent assets	13,211	5,990
6.01.01.07	Deferred taxes - PIS and COFINS	(17,349)	18,806
6.01.01.08	Other	116	2,926
6.01.01.09	Allowance for doubtful accounts	22,726	24,731
6.01.01.10	Interest in subsidiaries, associates and joint ventures	(71,075)	(6,256)
6.01.02	Variation on assets and liabilities	(1,155,037)	(1,005,644)
6.01.02.01	Consumers, Concessionaires and Licensees	(225,313)	178,958
6.01.02.02	Recoverable Taxes	23,243	23,580
6.01.02.03	Leases	(2,788)	610
6.01.02.04	Escrow deposits	20,065	40,384
6.01.02.05	Other operating assets	(52,882)	(48,015)
6.01.02.06	Suppliers	555,423	157,013
6.01.02.07	Income tax and social contribution paid	(178,246)	(233,812)
6.01.02.08	Other taxes and social contributions	118,562	(20,969)
6.01.02.09	Other liabilities with post-employment benefit obligation	(33,088)	(18,875)
6.01.02.10	Interest paid	(283,477)	(185,441)
6.01.02.11	Regulatory charges	11,818	(69,184)
6.01.02.12	Reserve for tax, civil and labor risks paid	(38,602)	(18,951)
6.01.02.13	Other operating liabilities	30,644	1,773
6.01.02.15	Resources provided by the Energy Development Account - CDE	(1,094,756)	(812,715)
6.01.02.16	Advance from Eletrobrás - Resources provided by the CDE	(5,640)	-
6.02	Net cash in investing activities	(333,874)	(507,459)
6.02.01	Additions to property, plant and equipment	(68,199)	(297,550)
6.02.02	Financial investments, pledges, funds and tied deposits	16,094	67,048
6.02.04	Additions to intangible assets	(171,558)	(234,173)
6.02.05	Sale of noncurrent assets	5,242	-
6.02.06	Acquisition of subsidiaries net of cash acquired	(67,830)	-
6.02.08	Intercompany loans with subsidiaries and associated companies	(2,179)	(42,784)
6.02.09	Capital increase in investee	(45,444)	-
6.03	Net cash in financing activities	639,480	613,705
6.03.01	Loans, financing and debentures obtained	1,246,746	1,255,764
6.03.02	Loans, financing and debentures, net of derivatives paid	(595,811)	(634,617)
6.03.03	Dividend and interest on shareholders’ equity paid	(12,006)	(7,442)
6.03.04	Capital increase by noncontrolling shareholders	551	-
6.05	Increase (decrease) in cash and cash equivalents	36,334	336,978
6.05.01	Opening balance of cash and cash equivalents	4,206,422	2,435,034
6.05.02	Closing balance of cash and cash equivalent	4,242,756	2,772,012

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2014 TO MARCH 31, 2014 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899	1,774,819	8,798,718
5.02	Prior Year profit or loss	-	-	-	-	-	-	-	-
5.03	Adjusted opening balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899	1,774,819	8,798,718
5.04	Capital transactions within shareholders	-	- 2,153	-	-	-	- 2,153	- 12,840	- 14,992
5.04.08	Loss in equity interest	-	- 1,960	-	-	-	- 1,960	510	- 1,450
5.04.09	IPO of CPFL Renováveis	-	- 193	-	-	-	- 193	- 134	- 326
5.04.10	Additional dividend aproved	-	-	-	-	-	-	- 11,900	- 11,900
5.04.11	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	- 1,316	- 1,316
5.05	Total comprehensive income	-	-	-	176,496	4	176,500	- 2,094	174,405
5.05.01	Net income	-	-	-	176,496	-	176,496	- 2,094	174,401
5.05.02	Other Comprehensive Income	-	-	-	-	4	4	-	4
5.06	Internal changes of shareholders equity	-	-	38,467	- 31,932	- 6,535	-	- 67	- 67
5.06.01	Formation of reserve	-	-	38,467	- 38,467	-	-	-	-
5.06.04	Realization of deemed cost of fixed assets	-	-	-	9,902	- 9,902	-	-	-
5.06.05	Tax on deemed cost realization				- 3,367	3,367
5.06.06	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	- 67	- 67
5.07	Ending balance	4,793,424	285,477	1,583,645	144,564	391,136	7,198,246	1,759,818	8,958,064

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO MARCH 31, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,287	56,293	- 36,598	6,380,728	1,510,401	7,891,129
5.02	Prior Year profit or loss	-	-	-	-	-	-	-	-
5.03	Adjusted opening balance	4,793,424	228,322	1,339,287	56,293	- 36,598	6,380,728	1,510,401	7,891,129
5.04	Capital transactions within shareholders	-	-	-	-	-	-	- 7,350	- 7,350
5.04.12	Capital Increase Noncontrolling shareholders	-	-	-	-	-	-	- 7,350	- 7,350
5.05	Total comprehensive income	-	-	-	405,587	-	405,587	- 285	405,302
5.05.01	Net income	-	-	-	405,587	-	405,587	- 285	405,302
5.06	Internal changes of shareholders equity	-	-	-	5,877	- 5,877	-	165	165
5.06.04	Realization of deemed cost of fixed assets	-	-	-	8,904	- 8,904	-	-	-
5.06.05	Tax on deemed cost realization	-	-	-	- 3,027	3,027	-	-	-
5.06.06	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	165	165
5.07	Ending balance	4,793,424	228,322	1,339,287	467,757	- 42,475	6,786,315	1,502,931	8,289,246

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2014 to 03/31/2014	YTD Previous year 01/01/2013 to 03/31/2013
7.01	Revenues	5,277,856	5,254,132
7.01.01	Sales of goods, products and services	5,027,052	4,713,358
7.01.02	Other revenue	188,770	258,629
7.01.02.01	Revenue from construction of infrastructure distribution	188,770	258,629
7.01.03	Revenues related to the construction of own assets	84,760	306,876
7.01.04	Allowance for doubtful accounts	(22,726)	(24,731)
7.02	Inputs	(3,333,028)	(2,937,086)
7.02.01	Cost of sales	(2,835,331)	(2,113,156)
7.02.02	Material-Energy-Outsourced services-Other	(395,675)	(680,441)
7.02.04	Other	(102,022)	(143,489)
7.03	Gross added value	1,944,828	2,317,046
7.04	Retentions	(278,599)	(261,465)
7.04.01	Depreciation and amortization	(206,955)	(186,973)
7.04.02	Other	(71,644)	(74,492)
7.04.02.01	Intangible of concession amortization	(71,644)	(74,492)
7.05	Net added value generated	1,666,229	2,055,581
7.06	Added value received in transfer	300,997	163,640
7.06.02	Financial income	229,922	157,384
7.06.03	Other	71,075	6,256
7.07	Added Value to be Distributed	1,967,226	2,219,221
7.08	Distribution of Added Value	1,967,226	2,219,221
7.08.01	Personnel	189,194	189,173
7.08.01.01	Direct Remuneration	116,080	111,781
7.08.01.02	Benefits	63,060	67,218
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	10,054	10,174
7.08.02	Taxes, Fees and Contributions	1,133,990	1,304,465
7.08.02.01	Federal	370,570	557,822
7.08.02.02	State	760,354	744,039
7.08.02.03	Municipal	3,066	2,604
7.08.03	Remuneration on third parties’ capital	469,641	320,281
7.08.03.01	Interest	454,209	308,981
7.08.03.02	Rental	11,609	11,300
7.08.03.03	Other	3,823	-
7.08.04	Remuneration on own capital	174,401	405,302
7.08.04.03	Retained profit / loss for the period	174,401	405,302

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The decrease in net income in the quarter was R$ 229,091, compared with the same quarter of 2013 (R$ 176,496 in 2014 and R$ 405,587 in 2013), primarily due to a reduction of R$ 228,310 in income from equity in subsidiaries.

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	1st quarter
	2014	2013	%
Operating revenues	5,215,823	4,971,987	4.9%
Electricity sales to final consumers	3,755,166	3,585,337	4.7%
Electricity sales to wholesaler´s	700,955	681,385	2.9%
Revenue from construction of concession infrastructure	188,770	258,629	-27.0%
Other operating revenues	570,931	446,637	27.8%
Deductions from operating revenues	(1,288,513)	(1,256,561)	2.5%
Net operating revenue	3,927,309	3,715,427	5.7%
Cost of eletric energy	(2,552,244)	(1,901,112)	34.3%
Electricity purchased for resale	(2,359,960)	(1,779,158)	32.6%
Electricity network usage charges	(192,284)	(121,955)	57.7%
Operating cost/expense	(937,733)	(1,026,502)	-8.6%
Personnel	(196,669)	(177,981)	10.5%
Employee pension plans	(12,041)	(20,530)	-41.3%
Materials	(27,883)	(24,971)	11.7%
Outside services	(119,355)	(122,317)	-2.4%
Depreciation and amortization	(206,955)	(186,407)	11.0%
Intangible of concession amortization	(71,644)	(74,492)	-3.8%
Costs related to infrastructure construction	(188,770)	(258,629)	-27.0%
Other	(114,416)	(161,175)	-29.0%
Income from electric energy service	437,333	787,812	-44.5%
Financial income (expense)	(222,905)	(143,648)	55.2%
Income	228,686	155,463	47.1%
Expense	(451,592)	(299,111)	51.0%
Interest in subsidiaries, associates and joint ventures	71,075	6,256	1036.1%
Income before taxes	285,503	650,420	-56.1%
Social Contribution	(30,429)	(66,346)	-54.1%
Income Tax	(80,672)	(178,772)	-54.9%
Net income	174,401	405,302	-57.0%

Net income attributable to the shareholders of the company	176,496	405,587	-56.5%
Net income/(loss) attributable to the non controlling interests	(2,094)	(285)	635.5%

EBITDA	787,302	1,054,967	-25.4%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

Net income for the period and EBITDA reconciliation
Net income	174,401	405,302
Depreciation and amortization	278,599	260,898
Amortization of value-added of assets	295	-
Financial income (expense)	222,905	143,648
Social contribution	30,429	66,346
Income tax	80,672	178,772
EBITDA	787,302	1,054,967

Gross Operating Revenue

The Gross Operating Revenue in the 1st quarter of 2014 was R$ 5,215,823, up 4.9% (R$ 243,835) compared with the same quarter of the previous year.

The main factors in this change were:

•       Increase of 4.7% (R$ 169,829) in the supply of electric energy, due to increase of 7.6% on operating revenue partially offset by decrease in the average tariffs charged (2.64%) as a result of: (i) the extraordinary tariff reviews (“RTE”) from January 24, 2013, which decrease the average tariff charged from 20.4% to 26.4%, and (ii) tariff reviews and adjustments;

•       Increase of 2.9% (R$ 19,571) in the energy supplied caused mainly by:

o    Increase of 34.2% (R$ 55,348) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”) mainly by the average price increase (67.9%), as a result of increase in the settlement price “PLD” offset by a decrease of 20.1% in volume sold due to the termination of contracts;

o    Increase of 11.6% (R$ 12,493) sold to Furnas due the up of 5.5% in the tariff adjustment, result of the IGP-M effect; partially offset by

o    Decrease of 11.7% (R$ 48,271) in Other concessionaires and licensees, basically due (i) decrease of 10.8 in the volume sold mainly due to the termination of some contracts and, (ii) down of 1,11%  in the average tariff.

•       Decrease of 27.0% (R$ 69,859) in revenue from construction of the concession infrastructure due to the decline in investments in the quarter, with no impact on the net profit.

•       Increase of 27.8% (R$ 124,295) in other operating revenues, due mainly to: (i) accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE (R$ 80,610), (ii) compensation of generators (R$ 54,784) by the distribution subsidiaries (iii) sell of products and services (R$ 7,889) and, (iv) leasing and rent (R$ 7,787), partially offset by the drop in revenue from the Tariff for the Use of the Distribution System - TUSD free consumers (R$ 26,739) largely due to the tariff reduction (RTE).

➢  Quantity of Energy Sold

The quantity of energy bill to final consumers in the 1st quarter of 2014 increased by 9.0% in relation to the same period of the previous year. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 10.4%.

The residential category, which accounts for 39.3% of the total, recorded growth of 13.5%. This class was greatly influenced by the high temperatures in the first three months of 2014, which reached record levels in several municipalities in the concession area, particularly in February. This is confirmed, for example by the increase in consumption per consumer, up 9.3% in the first quarter of 2014 compared with the first quarter of 2013.

The commercial category, which accounts for 22.2% of the total, recorded an increase of 10.2%. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 11.9%. The high temperatures in the first quarter of 2014 also boosted the performance of this class. Sales, and consequently, the results for this class, were also boosted by the increase in purchasing power in recent years, as a result of the improvement in the volume of income and loans.

The industrial category, which represents 19.0% of the total, reported a decrease of 2.3%. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 2.8%, influenced by the good performance of small and medium-sized industries located in the concession area.

Energy sales by the commercialization and generation segment were down 10.4% on the same period of the previous year, mainly due to the decrease in sales under bilateral agreements and free clients in the commercialization segment. Although there was an increase in the client portfolio, there was no significant growth in consumption by these clients in view of the relative stagnation of the industrial segment and the difficulties caused by the adverse energy scenario, offset by increased sales by CPFL Renováveis, due to the start-up of the Atlântica and Campo dos Ventos II complexes and finalization of the acquisition of Rosa dos Ventos.

➢  Tariffs

The supply tariffs decreased by an average of 2.64% in the 1st quarter of 2014, largely due to the net effect of:

(i)  the average negative effects perceived by consumers as a result of the extraordinary tariff reviews in 2013, ratified by ANEEL: (i) -20.42% CPFL Paulista, (ii) -26.70% CPFL Piratininga, (iii) -22.81% RGE, (iv) -23.72% CPFL Santa Cruz, (v) -25,33% CPFL Jaguari, (vi) -24.38% CPFL Mococa, (vii) -26.42% CPFL Leste Paulista, and (viii) -23.83% CPFL Sul Paulista.

(ii) Increases and decreases in the distributors’ tariffs, mainly:

  RGE: -10.64% from June 2013;
  CPFL Piratininga: 6.91% from October 2013;
  CPFL Paulista: 6.18% from April 2013.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 1st quarter of 2014 amounted to R$ 1,288,513, up 2.5% (R$ 31,953) on the same quarter of 2013, largely due to:

•         Increase of 8.2% (R$ 31,950) in PIS and COFINS, largely as a result of the increase in the calculation base for these taxes (energy supplied, energy purchased and other income).

•         Increase of 2.2% (R$ 16,501) in ICMS, largely as a result of the up of 1.6% in the supply billed.

•         Decrease of 13.9% (R$ 17,154) in sector charges: R$ 34,432 in the Fuel Consumption Account R$ 20,804 as a result of changes in ANEEL regulations in Law 12783 of 2013, partially offset by increase of R$ 11,633 in the Energy Development Account due to the ratification of the new quote for 2014.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 2,552,244, increase of 34.4% (R$ 651,132) on the same period of the previous year, mainly due to:

•         Increase of 32.6% (R$ 580,802) in electric energy purchased for resale, due to:

o    Increase of 50.9% (R$ 1,191,284) in the average price, reflecting the greater exposure and variation in the settlement price “PLD”, tariff adjustments and exchange rate variations in the purchase of Itaipu;

o    Increase of 5.8% (R$127,571)  in the quantity of energy purchased to attend the increase in sales; partially offset by

o    Increase in the reimbursement of costs by the CDE of R$ 738,052 for hydrological risk and overcontracting for the distribution subsidiaries.

•         Increase of 57.7% (R$ 70,329) in transmission and distribution network usage charges, mainly due to: (i) an increase of R$ 59,175 in the System Service Charges, net of reimbursement of costs by the CDE, (ii) increase of R$ 19,500 in the basic network charges due to the reduction in the tariffs of the transmission companies.

A significant portion of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff increase (see further comments about the impact of regulatory assets and liabilities at the end of the Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs of infrastructure construction, Operating Costs and Expenses in the quarter amounted to R$ 748,963, down 2,5% (R$ 18,911) on the same period of the previous year. This was mainly due to:

•         Personnel: an increase of 10.5% (R$ 18,689), mainly by the effects of the 2014 collective labor and increase of personnel;

•         Employee Pension Plans: decrease of 41.3% (R$ 8,489) as a result of the actuarial report for 2014;

•         Outsourced Services: a reduction of 2.4% (R$ 2,963), mainly due to the reduction with computing;

•         Depreciation and Amortization: an increase of 11.0% (R$ 20,548), mainly due to (i)  increase of R$ 15,367 for the subsidiary CPFL Renováveis due to the companies that started operations; (ii) increase of R$ 5,216 in amortization of the intangible distribution infrastructure asset, mainly due to addiction in the intangible assets base;

•         Other Expense: decrease of 29,0% (R$ 46,760), primarily due to the decrease of (i) R$ 49.695 in legal, judicial and indemnities, (ii) (R$ 2,848) in the intangible of concession amortization, and (iii) (R$ 2,004) in allowance for doubtful accounts, partially offset by increase of R$ 7,222 loss on disposal and decommissioning and other losses on noncurrent assets.

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 222,905, compared with R$ 143,648 in the same quarter of 2013, an increase of R$ 79,257 in net expense. This variation is mainly due to:

•         Increase of 47.1% (R$ 73,223) in financial income, mainly due to (i) increase of R$ 49,874 in income from short-term cash investments , (ii) adjustment in the estimated cash flow of the financial assets of concession (R$ 27,277), and (iii)  adjustment of the lawsuit  and deferred taxes (R$ 9,046), partially offset by decrease in (i)  additional charges and late payment fines (R$ 4,817), (ii) acquisition of ICMS credits (R$ 4,442) and (iii)  monetary and exchange restatement (R$ 3,035);

•         Increase of 51.0% (R$ 152,480) in financial expense, mainly due to increase of (i) R$ 146,385 in debt charges and monetary and exchange restatement as a result of the increased debt, and increase of the CDI, and (ii) expenses with IOF (R$ 3,729).

Interest in subsidiaries, associates and joint ventures

Changes in equity income relate to income from equity in joint ventures, as shown below:

	1st quarter 2014	1st quarter 2013
Epasa	(10,309)	(4,239)
Baesa	3,864	(1,884)
Campos Novos	28,380	8,452
Chapecoense	49,436	3,927
Amortization of value-added of assets	(295)	-
Total	71,075	6,256

•         Baesa: increase of R$ 5,748, mainly by down in cost with electric energy of R$ 7,975 (156 GWh) partially offset by decrease of R$ 2.230 (20 GWh) in electricity sales to wholesaler’s;

•         Campos Novos: increase of R$ 19,928, mainly by down in cost with electric energy of R$ 17,042 (150 GWh) and up in energy supplied of R$ 4,228 (28 GWh);

•         Chapecoense: increase of R$ 45,509, mainly by up in energy supplied of R$ 34,983 (89 GWh) and down in cost with electric energy of R$ 10,048 (56 GWh).

Social Contribution and Income Tax

Taxes on income in the 1 st quarter of 2014, were R$ 111,101, down by 54.7% (R$ 134,017) in relation to the expense recorded in the same quarter of 2013, primarily due to the effects of changes in income before Taxes.

Net Income and EBITDA

As a result of the above factors, the profit for the quarter was R$ 174,401, 57.0% (R$ 230,901) less than the same period of 2013.

EBITDA (net income for the quarter, excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 1 st quarter of 2014 was R$ 787,302, or 25.4.6% (R$ 267,665) less than EBITDA in the same quarter of 2013.

Regulatory Assets and Liabilities

Regulatory Assets and Liabilities are not accounted for, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS). If they were recorded, there would be a positive impact on EBITDA of R$ 181 million in the 1 st quarter of 2014 (negative impact of R$ 147 million in the same quarter of 2013) and R$ 123 million on Net Income (negative impact of R$ 95 million in the same quarter of 2013). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	1st quarter
	2014	2013	%
Operating revenues	564,682	603,219	-6.4%
Electricity sales to final consumers	228,457	220,819	3.6%
Electricity sales to wholesaler´s	330,586	381,696	-13.5%
Other operating revenues	5,640	703	701.7%
Deductions from operating revenues	(64,552)	(68,716)	-6.1%
Net operating revenue	500,130	534,502	-6.4%
Cost of eletric energy	(426,348)	(504,020)	-15.4%
Electricity purchased for resale	(426,310)	(503,990)	-15.4%
Electricity network usage charges	(38)	(30)	24.5%
Operating cost/expense	(8,754)	(9,393)	-6.8%
Personnel	(4,954)	(4,425)	11.9%
Materials	(39)	(64)	-39.3%
Outside services	(1,687)	(2,191)	-23.0%
Depreciation and amortization	(1,105)	(967)	14.3%
Other	(970)	(1,746)	-44.4%
Income from electric energy service	65,027	21,089	208.4%
Financial income (expense)	2,047	3,509	-41.7%
Income	8,922	8,243	8.2%
Expense	(6,875)	(4,734)	45.2%
Income before taxes	67,075	24,598	172.7%
Social contribution	(6,063)	(2,252)	169.2%
Income tax	(16,893)	(6,256)	170.0%
Net income	44,119	16,090	174.2%

Net income attributable to the shareholders of the company	44,119	16,090	174.2%

EBITDA	66,132	22,056	199.8%

Net income for the period and EBITDA reconciliation
Net income	44,119	16,090
Depreciation and amortization	1,105	967
Financial income (expense)	(2,047)	(3,509)
Social contribution	6,063	2,252
Income tax	16,893	6,256
EBITDA	66,132	22,056

Gross Revenue

Gross Revenue in 1 st quarter of 2014 was R$ 564,682, down R$ 38,537 (6.4%) in relation to the same quarter of 2013. This decrease is explained by:

•         Energy Supply: decrease of R$ 51,110, due to the decrease of R$ 55,681 (23.9%) in the electric energy sold to others concessionaries and licensees, mainly down by the quantity sold (434 GWh) due to the termination of contracts, partially offset by;

•         Energy Purchased: increase of R$ 7,637 due to up by 7.0% (R$ 15,718) in the average price, partially offset by a reduction of 51 GWh (R$ 7,754) in the quantity sold.

Cost of Electric Energy

The cost of electric energy in 1 st quarter of 2014 was R$ 426,348, down R$ 77,672 (15.4%) on the same quarter of 2013. This decrease is primarily due to:

•         Decrease of R$ 98,575 (652 GWh) in the amount purchased mainly of concessionaries and licensee;

•         Increase of R$ 20,895 in the purchased of CCEE, mainly by the up in the average price of 243% (R$ 17,221) and quantity acquired of 17 GWh (R$ 3,674).

Operating Expense

Operating expense in the 1st quarter was R$ 8,754, down R$ 639 (6.8%) when compared with the same quarter of 2013, primarily due to down of R$ 565 in allowance for doubtful credits.

Financial income (expense)

Net financial income of R$ 2,047 was recorded in 1 st quarter of 2014, down R$ 1,462 (41.7%) on the same quarter of 2013. This negative result is explain mainly by increase in financial expense, due to effect of CDI which updates the debentures debts that in the 1st quarter ranged 2.28% compare with 1.56% in the previous quarter result a R$ 1,604 of additional expense.

Net Income for the period and EBITDA

A net income of R$ 44,119 was recorded in 1 st quarter of 2014, increase of R$ 28,029 (174.2%) when compared with the same quarter of 2013.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) of R$ 66,132 was recorded for 1 st quarter of 2014, 199,8% higher than the EBITDA of R$ 22,056 recorded in the same quarter of 2013.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2014

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL ENERGIA S.A.
Balance Sheets as of March 31, 2014 and December 31, 2013
(in thousands of Brazilian reais)
		Parent company		Consolidated
ASSETS	Note	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

CURRENT ASSETS
Cash and cash equivalents	5	1,002,059	990,672	4,242,756	4,206,422
Consumers, concessionaires and licensees	6	-	-	2,225,166	2,007,789
Dividends and interest on shareholders´ equity receivable	11	697,702	697,702	55,265	55,265
Financial investments		-	-	14,439	24,806
Recoverable taxes	7	29,939	29,874	243,746	262,433
Derivatives	32	-	-	56	1,842
Materials and supplies		-	-	22,063	21,625
Leases		-	-	12,013	10,757
Other credits	10	2,394	1,984	1,824,755	673,383
TOTAL CURRENT ASSETS		1,732,095	1,720,232	8,640,259	7,264,323

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	143,763	153,854
Loans to subsidiaries, associates and joint ventures	30	2,115	8,948	87,682	86,655
Escrow deposits	20	93	92	1,139,048	1,143,179
Recoverable taxes	7	-	-	167,684	173,362
Derivatives	32	-	-	194,677	316,648
Deferred taxes credits	8	170,924	165,798	1,219,861	1,168,706
Advances for future capital increase		72,455	59,397	-	-
Leases		-	-	39,350	37,817
Financial asset of concession	9	-	-	2,935,915	2,787,073
Investment at cost		-	-	116,654	116,654
Other credits	10	13,163	14,389	298,995	296,096
Investment	11	6,604,245	6,419,924	1,147,199	1,032,681
Property, plant and equipment	12	963	1,000	7,743,348	7,717,419
Intangible assets	13	25	32	8,705,508	8,748,328
TOTAL NONCURRENT ASSETS		6,863,982	6,669,579	23,939,685	23,778,473

TOTAL ASSETS		8,596,077	8,389,811	32,579,944	31,042,796

The accompanying notes are an integral part of these interim financial information.

CPFL ENERGIA S.A.
Balance Sheets as of March 31, 2014 and December 31, 2013
(in thousands of Brazilian reais)

		Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

CURRENT LIABILITIES
Suppliers	14	1,674	1,127	2,440,119	1,884,693
Accrued interest on debts	15	-	-	81,820	125,829
Accrued interest on debentures	16	44,966	12,438	216,378	162,134
Loans and financing	15	-	-	1,349,935	1,514,626
Debentures	16	-	-	35,300	34,872
Post-employment benefit obligation	17	-	-	80,343	76,810
Regulatory charges	18	-	-	44,197	32,379
Taxes and social contributions payable	19	1,148	359	429,760	318,063
Dividends and Interest on Equity		15,301	15,407	21,118	21,224
Accrued liabilities		4	10	75,152	67,633
Derivatives	32	-	-	1,019	-
Public Utilities	21	-	-	3,823	3,738
Other accounts payable	22	15,343	16,904	677,259	663,529
TOTAL CURRENT LIABILITIES		78,436	46,246	5,456,224	4,905,531

NONCURRENT LIABILITIES
Accrued interest on debts	15	-	-	55,531	43,396
Accrued interest on debentures	16	-	-	39,185	32,177
Loans and financing	15	-	-	8,350,156	7,546,144
Debentures	16	1,288,280	1,287,912	7,568,258	7,562,219
Post-employment benefit obligation	17	-	-	326,060	350,640
Taxes and social contributions payable	19	-	-	26,808	32,555
Deferred taxes debits	8	-	-	1,116,646	1,117,146
Reserve for tax, civil and labor risks	20	260	260	475,740	467,996
Derivatives	32	-	-	7,748	2,950
Public utilities	21	-	-	80,285	79,438
Other accounts payable	22	30,854	31,495	119,238	103,886
TOTAL NONCURRENT LIABILITIES		1,319,395	1,319,667	18,165,656	17,338,547

SHAREHOLDERS' EQUITY	23
Capital		4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves		285,477	287,630	285,477	287,630
Profit reserves		603,352	603,352	603,352	603,352
Reserve of retained earnings for investment		108,987	108,987	108,987	108,987
Statutory reserve - financial asset of concession		303,504	265,037	303,504	265,037
Additional dividend proposed		567,802	567,802	567,802	567,802
Other comprehensive income		391,137	397,668	391,137	397,668
Retained earnings		144,564	-	144,564	-
		7,198,246	7,023,899	7,198,246	7,023,899
Net equity attributable to noncontrolling shareholders		-	-	1,759,818	1,774,819
TOTAL SHAREHOLDERS' EQUITY		7,198,246	7,023,899	8,958,064	8,798,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,596,077	8,389,811	32,579,944	31,042,796

The accompanying notes are an integral part of these interim financial information.

CPFL ENERGIA S.A.
Statement of income for the periods ended on March 31, 2014 and 2013
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company		Consolidated
STATEMENT OF INCOME	Note	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013

NET OPERATING REVENUE	25	-	31	3,927,309	3,715,427
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	26	-	-	(2,552,244)	(1,901,112)
Operating cost	27	-	-	(391,850)	(381,931)
Services rendered to third parties	27	-	-	(189,377)	(259,793)

GROSS OPERATING INCOME		-	31	793,839	1,172,590
Operating expenses	27
Sales expenses		-	-	(101,322)	(102,720)
General and administrative expenses		(5,945)	(4,911)	(163,078)	(193,967)
Other operating expense		-	-	(92,106)	(88,090)

INCOME FROM ELECTRIC ENERGY SERVICE		(5,945)	(4,881)	437,333	787,812

INTEREST IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	11	186,470	411,844	71,075	6,256
FINANCIAL INCOME (EXPENSE)	28
Income		24,367	3,865	228,686	155,463
Expense		(33,206)	(5,508)	(451,592)	(299,111)
		(8,839)	(1,644)	(222,905)	(143,648)
INCOME BEFORE TAXES		171,686	405,320	285,503	650,420
Social contribution	8	1,690	60	(30,429)	(66,346)
Income tax	8	3,120	207	(80,672)	(178,772)
		4,810	267	(111,101)	(245,118)

NET INCOME		176,496	405,587	174,401	405,302

Net income attributable to controlling shareholders				176,496	405,587
Net income attributable to noncontrolling shareholders				(2,094)	(285)
Earnings per share attributable to controlling shareholders - basic	24	0.18	0.42	0.18	0.42
Earnings per share attributable to controlling shareholders - diluted	24	0.18	0.42	0.18	0.42

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Statement of comprehensive income for the periods ended March 31, 2104 and 2013
(In thousands of Brazilian reais – R$)

	Parent company
	1st Quarter 2014	1st Quarter 2013

Net income	176,496	405,587

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	4	-

Comprehensive income of the period	176,500	405,587

	Consolidated
	1st Quarter 2014	1st Quarter 2013
Net income	174,401	405,302

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	4	-

Comprehensive income of the period	174,405	405,302
Comprehensive income attributable to controlling shareholders	176,500	405,587
Comprehensive income attributable to non controlling shareholders	(2,094)	(285)

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A. and subsidiaries
Statement of changes in shareholders' equity for the period ended in March 31, 2014
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Statutory reserve financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,037	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Net income for the period	-	-	-	-	-	-	-	-	176,496	176,496	-	(2,094)	174,401
Other comprehensive income - actuarial gain	-	-	-	-	-	-	-	4	-	4	-	-	4

Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(9,902)	-	9,902	-	188	(188)	-
- Tax on deemed cost realization	-	-	-	-	-	-	3,367	-	(3,367)	-	(64)	64	-
- Statutory reserve for the period	-	-	-	-	38,467	-	-	-	(38,467)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(66)	(66)

Capital transactions with the shareholders
- Additional dividend aproved	-	-	-	-	-	-	-	-	-	-	-	(11,900)	(11,900)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-		-	(1,316)	(1,316)
- Loss in equity interest	-	(1,960)	-	-	-	-	-	-	-	(1,960)	-	510	(1,450)
- IPO of CPFL Renováveis	-	(193)	-	-	-	-	-	-	-	(193)	-	(134)	(326)

Balance at March 31, 2014	4,793,424	285,477	603,352	108,987	303,504	567,802	503,130	(111,995)	144,564	7,198,246	18,614	1,741,203	8,958,064

CPFL Energia S.A. and subsidiaries
Statement of changes in shareholders' equity for the period ended in March 31, 2013
(in thousands of Brazilian Reais)

										Net equity attributable to
			Profit reserves			Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2012	4,793,424	228,322	556,481	326,899	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income for the period	-	-	-	-	-	-	-	405,587	405,587	-	(285)	405,302

Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	(8,904)	-	8,904	-	430	(430)	-
- Tax on deemed cost realization	-	-	-	-	-	3,027	-	(3,027)	-	(146)	146	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	165	165

Capital transactions with the shareholders
- Additional dividend aproved	-	-	-	-	-	-	-	-	-	-	(7,350)	(7,350)

Balance at March 31, 2013	4,793,424	228,322	556,481	326,899	455,906	529,750	(572,225)	467,757	6,786,315	20,025	1,482,907	8,289,247

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S/A
Statement of cash flow for the periods ended on March 31, 2014 and 2013
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

OPERATING CASH FLOW
Income, before income tax and social contribution	171,686	405,320	285,503	650,420
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	43	18	278,599	260,898
Reserve for tax, civil and labor risks	11	-	33,509	35,162
Allowance for doubtful accounts	-	-	22,726	24,731
Interest and monetary adjustment	32,831	4,015	328,484	223,169
Post-employment benefit loss	-	-	12,041	20,530
Interest in subsidiaries, associates and joint ventures	(186,470)	(411,844)	(71,075)	(6,256)
Losses on the write-off of noncurrent assets	-	-	13,211	5,990
Deferred taxes (PIS and COFINS)	-	-	(17,349)	18,806
Other	-	-	116	2,926
	18,101	(2,491)	885,765	1,236,376
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(225,313)	178,958
Recoverable taxes	(62)	(181)	23,243	23,580
Lease	-	-	(2,788)	610
Escrow deposits	-	(7)	20,065	40,384
Resources provided by the Energy Development Account - CDE	-	-	(1,094,756)	(812,715)
Other operating assets	816	490	(52,882)	(48,015)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	547	(111)	555,423	157,013
Other taxes and social contributions	483	(39)	118,562	(20,969)
Other liabilities with post-employment benefit obligation	-	-	(33,088)	(18,875)
Regulatory charges	-	-	11,818	(69,184)
Reserve for tax, civil and labor risks paid	(11)	-	(38,602)	(18,951)
Advance from Eletrobrás - Resources provided by the CDE	-	-	(5,640)	-
Other operating liabilities	(2,207)	859	30,644	1,773
CASH FLOWS PROVIDED (USED IN) BY OPERATIONS	17,667	(1,480)	192,451	649,985
Interests paid	-	(10,768)	(283,477)	(185,441)
Income tax and social contribution paid	-	-	(178,246)	(233,812)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	17,667	(12,248)	(269,272)	230,732

INVESTING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	(67,830)	-
Capital increase in investments	-	(1)	(45,444)	-
Additions to property, plant and equipment	-	-	(68,199)	(297,550)
Financial investments, pledges, funds and tied deposits	-	4,710	16,094	67,048
Additions to intangible assets	-	(1)	(171,558)	(234,173)
Sale of noncurrent assets	-	-	5,242	-
Advance for future capital increase	(13,058)	-	-	-
Loans to subsidiaries, associates and joint ventures	6,884	(36,728)	(2,179)	(42,784)

NET CASH FLOW USED IN INVESTING ACTIVITIES	(6,174)	(32,020)	(333,874)	(507,459)

FINANCING ACTIVITIES
Capital increase by noncontrolling shareholders	-	-	551	-
Loans, financing and debentures obtained	-	-	1,246,746	1,255,764
Loans, financing and debentures, net of derivatives paid	-	223	(595,811)	(634,617)
Dividend and interest on shareholders’ equity paid	(106)	(92)	(12,006)	(7,442)
NET CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	(106)	131	639,480	613,705
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,387	(44,137)	36,334	336,978
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	990,672	141,835	4,206,422	2,435,034
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	1,002,059	97,698	4,242,756	2,772,012

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Added value statements of income for the periods ended on March 31, 2014 and 2013
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
1. Revenues	-	34	5,277,856	5,254,132
1.1 Operating revenues	-	34	5,027,052	4,713,359
1.2 Revenue related to the construction of own assets	-	-	84,760	306,876
1.3 Revenue from construction of concession infrastructure	-	-	188,770	258,629
1.4 Allowance of doubtful accounts	-	-	(22,726)	(24,731)

2. (-) Inputs	(1,966)	(1,835)	(3,333,027)	(2,937,086)
2.1 Electricity purchased for resale	-	-	(2,835,331)	(2,113,156)
2.2 Material	(3)	(2)	(178,183)	(399,185)
2.3 Outsourced services	(1,663)	(1,032)	(217,491)	(281,256)
2.4 Other	(300)	(800)	(102,022)	(143,489)

3. Gross added value (1 + 2)	(1,966)	(1,801)	1,944,828	2,317,046

4. Retentions	(43)	(18)	(278,599)	(261,465)
4.1 Depreciation and amortization	(43)	(18)	(206,955)	(186,973)
4.2 Amortization of intangible assets	-	-	(71,644)	(74,492)

5. Net added value generated (3 + 4)	(2,009)	(1,819)	1,666,229	2,055,581

6. Added value received in transfer	210,837	415,709	300,996	163,640
6.1 Financial Income	24,367	3,865	229,921	157,384
6.2 Interest in subsidiaries, associates and joint ventures	186,470	411,844	71,075	6,256

7. Added value to be distributed (5 + 6)	208,828	413,890	1,967,226	2,219,221

8. Distribution of added value
8.1 Personnel and charges	3,218	2,584	189,194	189,173
8.1.1 Direct remuneration	1,704	1,393	116,080	111,781
8.1.2 Benefits	1,294	1,068	63,060	67,219
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	221	123	10,054	10,174
8.2 Taxes, fees and contributions	(4,127)	181	1,133,990	1,304,465
8.2.1 Federal	(4,152)	181	370,570	557,822
8.2.2 Estate	24	-	760,354	744,039
8.2.3 Municipal	-	-	3,065	2,604
8.3 Interest and rentals	33,241	5,539	469,641	320,281
8.3.1 Interest	33,206	5,508	454,209	308,982
8.3.2 Rental	35	31	11,609	11,300
8.3.3 Other	-	-	3,824	-
8.4 Interest on capital	176,496	405,587	174,401	405,302
8.4.1 Retained earnings	176,496	405,587	174,401	405,302
	208,828	413,890	1,967,226	2,219,221

The accompanying notes are an integral part of these interim financial information.

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,035	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	27	1,584	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,408	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	198	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	37	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	80	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	44	16 years	July 2015

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	694	694
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342	195
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24	24

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A ("CPFL Participação")	Private corporation	Venture capital company	Direct 100%

(a)   SHP – Small Hydropower Plant

(b)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% interest in its capital).

(c)   CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploration of generation potential sources; and (iii) commercialization of electric energy. At March 31, 2014, CPFL Renováveis had a portfolio of 2,371.0MW of installed capacity (1,414.4 operational), as follows:

•       Hydropower generation: 40 SHP’s (420.0 MW) being 35 SHP’s operational (326.6 MW) and 5 SHP’s under preparation (93.4 MW);

•       Wind power generation: 54 projects (1,579.9 MW) being 22 projects operational (716.7 MW) and 32 projects under construction/preparation (863.2 MW);

•       Biomass power generation: 8 plants operations (370.0 MW);

•       Solar energy generation: 1 solar plant operational (1 MW)

(d) The joint venture Chapecoense fully consolidates the financial statements of its direct subsidiary, Foz de Chapecó.

In relation to the concessions that close in 2015, on 26 June, 2012, the subsidiaries concerned requested extension of the concession contracts due to end in 2015, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. The subsidiaries confirmed the request for extension on October 10, 2012. To the date of approval of these financial statements, Management is not aware of the terms of the renewal. On January 17, 2014, in Official Circular 01/2014-DR/ANEEL, ANEEL advised the distributors that it is analyzing the applications for extension of the concessions. The Granting Power has the final decision on approval of these requests.

(2)   PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) in particular, CPC 21(R1) – Interim Financial Statements and diverge from of the Separate Interim Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB were prepared and are presented in accordance with CPC 21(R1) and IAS 34.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2013, and should be read together with those statements.

The consolidated financial statements were authorized for issue by the Board of Directors on Abril 30, 2014.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Financial asset of concession;

•         Note 10 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment Benefit Obligation;

•         Note 20 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 22 – Other accounts payable - Provision to environmental costs;

•         Note 25 – Net operating revenues;

•         Note 26 –  Cost of electric energy;

•         Note 32 – Financial instruments;

•         Leasing.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates and joint ventures are accounted for using the equity method of accounting from the moment significant influence or joint control, respectively, is established.

The accounting policies of subsidiaries, associates and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company interim financial statements. Joint ventures and associates are accounted by equity method in the consolidated financial statements.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated with the balances and transactions of assets, liabilities, income and expenses of owned subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with investees are eliminated to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated in profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them are described in note 11.

(iii) Acquisition of non-controlling interest

Acquisition of non-controlling interest is accounted for as transaction between equity holders and therefore no goodwill is recognized as a result of transaction.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities; (ii) electric energy generation activities from conventional sources; (iii) electric energy generation activities from renewable sources; (iv) energy commercialization; (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) companies ENERCAN, BAESA, Chapecoense and EPASA which as from January 1, 2013 are accounted for using the equity method (note 3) of accounting and not consolidated proportionally and are accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

At March 31, 2014 and December 31, 2013, and for the quarters ended in March 31, 2013 and 2014, the non-controlling interests stated in the interim or annual consolidated statements refer to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.17, disclosed in the financial statements for the year ended December 31, 2013.

(4)   DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value is  what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the site of  “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body (“ANEEL”).. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure n.  579 of September 11, 2012, converted into Law 12.783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Law 12.783/2013, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)   CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Bank balances	488	936	36,883	132,130
Short-term financial investments	1,001,572	989,737	4,205,872	4,074,292
Overnight investment (a)	-	-	7,998	46,809
Bank deposit certificates (b)	-	-	420,539	377,556
Repurchase agreements with debentures (b)	-	-	16,271	8,970
Investment funds (c)	1,001,572	989,737	3,761,064	3,640,957
Total	1,002,059	990,672	4,242,756	4,206,422

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates - CDB and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at March 31, 2014 and December 31, 2013:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	March 31, 2014	December 31, 2013
Current
Consumer classes
Residential	311,308	242,668	38,438	592,414	500,623
Industrial	123,722	45,717	26,056	195,495	179,953
Commercial	142,765	45,711	12,195	200,671	173,828
Rural	30,919	6,511	1,187	38,617	35,023
Public administration	33,016	4,720	176	37,912	33,906
Public lighting	25,191	2,720	9,364	37,275	38,134
Public utilities	39,321	3,518	287	43,126	41,182
Billed	706,242	351,565	87,703	1,145,510	1,002,649
Unbilled	631,440	-	-	631,440	627,852
Financing of consumers' debts	63,304	9,570	57,704	130,578	128,782
Free energy	4,192	-	-	4,192	4,161
CCEE transactions	133,379	-	-	133,379	21,313
Concessionaires and licensees	261,357	-	-	261,357	324,535
Allowance for doubtful accounts	-	-	(132,304)	(132,304)	(125,758)
Other	51,015	-	-	51,015	24,254
Total	1,850,928	361,135	13,103	2,225,166	2,007,789

Non current
Financing of consumers' debts	111,151	-	-	111,151	120,042
Allowance for doubtful accounts	(8,689)	-	-	(8,689)	(7,489)
CCEE transactions	41,301	-	-	41,301	41,301
Total	143,763	-	-	143,763	153,854

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 10)	Total
At December 31, 2013	(133,247)	(13,151)	(146,398)
Allowance for doubtful accounts	(31,166)	1,053	(30,113)
Recovery of revenue	7,553	(166)	7,386
Write-off of accounts receivable and provisioned	15,867	178	16,045
At March 31, 2014	(140,994)	(12,086)	(153,079)

Current	(132,304)	(12,075)	(144,379)
Noncurrent	(8,689)	(11)	(8,700)

(7)   RECOVERABLE TAXES

	Parent company			Consolidated
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Current
Prepayments of social contribution - CSLL	391	393	1,445	3,054
Prepayments of income tax - IRPJ	1,292	1,301	5,677	5,767
IRRF on interest on equity	14,091	14,091	14,537	14,537
Income tax and social contribution to be offset	807	807	15,347	14,731
Withholding tax - IRRF	13,294	13,218	91,304	106,627
ICMS to be offset	-	-	74,972	77,559
Social Integration Program - PIS	-	-	6,640	6,783
Contribution for Social Security financing- COFINS	42	42	30,141	30,123
National Social Security Institute - INSS	1	1	2,120	2,279
Other	20	20	1,563	972
Total	29,939	29,874	243,746	262,433

Noncurrent
Social contribution to be offset - CSLL	-	-	43,900	42,848
Income tax to be offset - IRPJ	-	-	10,111	11,851
ICMS to be offset	-	-	94,786	99,777
Social Integration Program - PIS	-	-	3,073	3,073
Contribution for Social Security financing- COFINS	-	-	14,116	14,116
Other	-	-	1,698	1,698
Total	-	-	167,684	173,362

(8)   DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Social contribution credit/(debit)
Tax losses carryforwards	42,997	41,245	50,330	47,660
Tax benefit of merged goodwill	-	-	118,205	121,820
Deductible temporary differences	532	511	(174,903)	(185,861)
Subtotal	43,529	41,756	(6,368)	(16,381)

Income tax credit / (debit)
Tax losses carryforwards	126,722	123,429	146,959	141,113
Tax benefit of merged goodwill	-	-	404,299	416,418
Deductible temporary differences	674	612	(489,048)	(519,615)
Subtotal	127,395	124,042	62,210	37,917

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	47,374	30,025

Total	170,924	165,798	103,215	51,560

Total tax credit	170,924	165,798	1,219,861	1,168,706
Total tax debit	-	-	(1,116,646)	(1,117,146)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee, a breakdown of which is provided in the financial statements of December 31, 2013. Deferred tax credits on eventual profit or loss are registered monthly for the companies with positive future profit or loss projections, in order to adequately reflect the effective tax rate on net income.

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisitions of subsidiaries, as shown in the following table, which has been merged and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09(R1) – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

	Consolidated
	March 31, 2014		December 31, 2013
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	67,158	186,551	68,938	191,495
CPFL Piratininga	15,784	54,165	16,148	55,414
RGE	30,631	126,498	31,342	129,436
CPFL Santa Cruz	1,535	4,827	1,757	5,525
CPFL Leste Paulista	801	2,443	939	2,863
CPFL Sul Paulista	1,191	3,722	1,386	4,332
CPFL Jaguari	696	2,127	824	2,516
CPFL Mococa	409	1,263	485	1,499
CPFL Geração	-	22,661	-	23,282
CPFL Serviços	-	42	-	57
Total	118,205	404,299	121,820	416,418

8.3 – Accumulated balances on deductible temporary differences:

	Consolidated
	March 31, 2014			December 31, 2013
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil and labor risks	32,920	91,445	-	32,746	90,959	-
Private pension fund	1,977	5,493	-	2,004	5,566	-
Allowance for doubtful accounts	13,948	38,745	-	13,379	37,163	-
Free energy provision	5,602	15,564	-	5,429	15,081	-
Research and Development and Energy Efficiency Programs	11,792	32,755	-	11,471	31,864	-
Reserves related to personnel	4,153	11,536	-	3,522	9,785	-
Depreciation rate difference	7,267	20,186	-	7,212	20,033	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,742)	(4,838)	-	(1,798)	(4,995)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(41,379)	(114,941)	(66)	(36,093)	(100,258)	(22)
Reversal of regulatory assets and liabilities (IFRS / CPC)	42,597	118,324	47,440	27,218	75,605	30,046
Actuarial losses (IFRS/CPC)	33,393	92,759	-	33,178	92,464	-
Other adjustments changes in practices (IFRS / CPC)	15,803	43,762	-	13,758	38,081	-
Accelerated depreciation	(12)	(32)	-	(9)	(26)	-
Other	4,230	8,673	-	4,719	9,606	-
Deductible temporary differences - other comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(64,266)	(178,515)	-	(65,079)	(180,774)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	26,682	74,117	-	27,050	75,138	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,847)	(19,018)	-	(6,970)	(19,360)	-
Value added of assets received from the former ERSA	(92,245)	(256,237)	-	(93,120)	(258,667)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(159,192)	(442,196)	-	(155,471)	(431,863)	-
Other temporary differences	(9,587)	(26,629)	-	(9,006)	(25,016)	-
Total	(174,903)	(489,048)	47,374	(185,861)	(519,615)	30,025

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters ended March 31, 2014 and 2013:

	Parent company
	1st quarter 2014		1st quarter 2013
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	171,686	171,686	405,320	405,320
Adjustments to reflect effective rate:
Equity in subsidiaries	(186,470)	(186,470)	(411,844)	(411,844)
Amortization of intangible asset acquired	(6,295)	-	(7,009)	-
Other permanent additions, net	2,304	2,304	1,230	1,374
Calculation base	(18,775)	(12,480)	(12,304)	(5,150)
Statutory rate	9%	25%	9%	25%
Tax debit result	1,690	3,120	1,107	1,288
Tax credit recorded/(not recorded), net	-	-	(1,047)	(1,081)
Total	1,690	3,120	60	207

Current	(84)	(234)	-	-
Deferred	1,774	3,353	60	207

	Consolidated
	1st quarter 2014		1st quarter 2013
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	285,503	285,503	650,420	650,420
Adjustments to reflect effective rate:
Equity in subsidiaries	(71,075)	(71,075)	(6,256)	(6,256)
Amortization of intangible asset acquired	23,265	29,855	25,781	33,100
Tax incentives - PIIT(*)	(1,516)	(1,516)	(1,487)	(1,487)
Effect of presumed profit system	(3,716)	(13,424)	(14,832)	(21,726)
Adjustment of excess and surplus revenue of reactive	25,696	25,696	8,632	8,632
Tax incentive - Exploitation profit	-	(9,136)	-	(9,272)
Other permanent additions/(exclusion), net	7,537	3,597	3,319	(2,588)
Calculation base	265,693	249,498	665,576	650,822
Statutory rate	9%	25%	9%	25%
Tax credit/(debit) result	(23,912)	(62,375)	(59,902)	(162,705)
Tax credit (not recorded) / recorded, net	(6,517)	(18,297)	(6,444)	(16,067)
Total	(30,429)	(80,672)	(66,346)	(178,772)

Current	(46,265)	(120,650)	(50,947)	(133,529)
Deferred	15,835	39,978	(15,399)	(45,243)

 (*)Technical Innovation Incentive Program

(9) FINANCIAL ASSET OF CONCESSION

Consolidated

At December 31, 2013 (noncurrent)	2,787,073

Additions	91,616
Change in the expectation of cash flow	59,706
Disposal	(2,479)

At March 31, 2014 (noncurrent)	2,935,915

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive payment on reversal of the assets to the granting authority at the end of the concession.

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income/expense account in profit or loss for the year, in accordance with the new replacement amount (“VNR” methodology).

For the energy transmission, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”)to be received during the remaining term of the concession.

The adjustment in the estimated cash flow includes (i) a revenue of R$ 59,227 in relation to the concession expense of the distribution subsidiaries, set against financial revenue; and (ii) R$ 479 in relation to the concession revenue of the subsidiary CPFL Transmissão, set against other operating income, since this is a component of the allowed annual income to make the network available to ONS (National System Operator).

(10)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Advances - Fundação CESP	8,000	9,113	-	-
Advances to suppliers	26,227	17,159	-	-
Pledges, funds and tied deposits	3,967	7,695	175,710	174,538
Orders in progress	288,141	273,496	-	-
Outside services	6,633	6,929	-	-
Advance to energy purchase agreements	11,883	14,614	32,277	30,981
Collection agreements	63,457	61,771	-	-
Prepaid expenses	43,022	39,207	902	1,359
Receivables from Resources provided by the Energy Development Account - CDE/CCEE	1,265,299	170,543	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	21,047	11,097	-	-
Allowance for doubtful accounts	(12,075)	(12,930)	(11)	(221)
Other	99,154	74,689	76,167	75,488
Total	1,824,755	673,383	298,995	296,096

Receivables from Resources provided by the Energy Development Account - CDE – refer to: (i) low income subsidies totaling R$ 12,272; (ii) other tariff discounts granted to consumers amounting to R$ 244,760; and (iii) R$ 1,008,268 mainly related to involuntary exposure and CCEAR account - Electric Energy  Sales in the Regulated Environment Agreement.

(11)    INVESTMENTS

	Parent company			Consolidated
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Permanent equity interests - equity method
By equity method of the subsidiary	5,644,528	5,430,352	1,133,379	1,018,565
Value-added of assets, net	953,663	983,518	13,821	14,116
Goodwill	6,054	6,054	-	-
Total	6,604,245	6,419,924	1,147,199	1,032,681

11.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		March 31, 2014				March 31, 2014	December 31, 2013	1st quarter 2014	1st quarter 2013
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	209,854	7,762,515	209,854	1,209,134	23,020	1,209,134	1,186,113	23,020	306,848
CPFL Piratininga	53,031,259	3,115,172	99,900	404,230	19,621	404,230	384,609	19,621	14,284
CPFL Santa Cruz	371,772	386,962	63,858	106,071	5,701	106,071	100,369	5,701	3,575
CPFL Leste Paulista	893,761	152,028	24,145	62,450	1,872	62,450	60,578	1,872	2,985
CPFL Sul Paulista	456,393	190,118	21,041	54,978	3,546	54,978	51,432	3,546	4,838
CPFL Jaguari	210,206	147,515	16,294	23,484	223	23,484	23,261	223	3,337
CPFL Mococa	119,318	125,734	14,797	37,345	3,199	37,345	34,145	3,199	4,334
RGE	807,169	3,566,514	919,464	1,274,421	19,864	1,274,421	1,254,557	19,864	57,729
CPFL Geração	205,487,717	5,878,639	1,039,619	2,197,205	82,520	2,197,205	2,116,833	82,520	30,574
CPFL Jaguari Geração (*)	40,108	57,332	40,108	52,612	4,256	52,612	48,356	4,256	1,242
CPFL Brasil	2,999	512,171	2,999	79,365	44,119	79,365	35,246	44,119	16,090
CPFL Planalto (*)	630	5,800	630	563	678	563	(115)	678	(2,381)
CPFL Serviços	1,528,988	156,450	66,620	79,730	2,652	79,730	77,078	2,652	701
CPFL Atende (*)	1	23,476	13,991	15,437	1,692	15,437	13,746	1,692	721
Nect (*)	2,059	20,117	2,059	6,872	873	6,872	5,999	873	(416)
CPFL Total (*)	19,005	41,444	19,005	23,341	2,448	23,341	20,893	2,448	678
CPFL Jaguariuna (*)	189,620	2,689	2,926	2,518	6	2,518	2,512	6	(7)
CPFL Telecom	19,900	66,194	20	(2,857)	(1,546)	(2,857)	(1,311)	(1,546)	(497)
CPFL Centrais Geradoras (*)	14,976	20,111	14,976	17,624	1,584	17,624	16,041	1,584	-
CPFL Participações	10	-	-	6	-	6	10	(4)	-
Subtotal - By shareholders' equity of the subsidiary						5,644,528	5,430,352	216,325	444,634
Amortization of added value on assets						-	-	(29,855)	(32,790)
Total						5,644,528	5,430,352	186,470	411,844

(*) Number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 29,855  (R$ 32,790 in the first quarter of 2013) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in accordance with ICPC 09.

The changes in investments in subsidiaries in the parent company in the period are shown below:

Investment	Investment as of December 31, 2013	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Movement of capital in subsidiaries without a change in control	Investment as of March 31, 2014
CPFL Paulista	1,186,113	23,020	-	-	1,209,134
CPFL Piratininga	384,609	19,621	-	-	404,230
CPFL Santa Cruz	100,369	5,701	-	-	106,071
CPFL Leste Paulista	60,578	1,872	-	-	62,450
CPFL Sul Paulista	51,432	3,546	-	-	54,978
CPFL Jaguari	23,261	223	-	-	23,484
CPFL Mococa	34,145	3,199	-	-	37,345
RGE	1,254,557	19,864	-	-	1,274,421
CPFL Geração	2,116,833	82,520	4	(2,153)	2,197,205
CPFL Jaguari Geração	48,356	4,256	-	-	52,612
CPFL Brasil	35,246	44,119	-	-	79,365
CPFL Planalto	(115)	678	-	-	563
CPFL Serviços	77,078	2,652	-	-	79,730
CPFL Atende	13,746	1,692	-	-	15,437
Nect	5,999	873	-	-	6,872
CPFL Total	20,893	2,448	-	-	23,341
CPFL Jaguariuna	2,512	6	-	-	2,518
CPFL Telecom	(1,311)	(1,546)	-	-	(2,857)
CPFL Centrais Geradoras	16,041	1,584	-	-	17,624
CPFL Participações	10	(4)	-	-	6
	5,430,352	216,325	4	(2,153)	5,644,528

In the financial statements, the investment balances correspond to the interest in the entities accounted for by the equity method:

Investment in joint ventures	March 31, 2014	December 31, 2013	1st quarter 2014	1st quarter 2013
	Shareholders equity interest		Equity in subsidiaries
Baesa	157,039	153,175	3,864	(1,884)
Enercan	420,108	391,728	28,380	8,452
Chapecoense	440,257	390,822	49,436	3,927
EPASA	115,974	82,839	(10,309)	(4,239)
Value-added of assets, net	13,821	14,116	(295)	-
	1,147,199	1,032,681	71,075	6,256

 11.2 – Added value of assets (net) and goodwill

Net adjustment to fair value (added value) of assets refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 13).

11.3 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
CPFL Paulista	389,872	389,872	34,879	34,879	424,752	424,752
CPFL Piratininga	117,816	117,816	11,267	11,267	129,083	129,083
CPFL Santa Cruz	19,764	19,764	3,916	3,916	23,681	23,681
CPFL Leste Paulista	10,323	10,323	940	940	11,263	11,263
CPFL Sul Paulista	21,095	21,095	2,165	2,165	23,260	23,260
CPFL Jaguari	11,422	11,422	723	723	12,145	12,145
CPFL Mococa	15,919	15,919	1,166	1,166	17,085	17,085
RGE	-	-	25,039	25,039	25,039	25,039
CPFL Jaguari Geração	4,709	4,709	-	-	4,709	4,709
CPFL Planalto	5,101	5,101	-	-	5,101	5,101
CPFL Serviços	9,080	9,080	1,601	1,601	10,681	10,681
CPFL Atende	1,389	1,389	624	624	2,013	2,013
Nect	7,696	7,696	-	-	7,696	7,696
CPFL Total	792	792	404	404	1,196	1,196
	614,977	614,977	82,725	82,725	697,702	697,702

11.4 – Business combinations

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV

On June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada wind farms, with installed capacity of 10.5 MW, and Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not reviewed by the independent auditors).

On February 27, 2014 was concluded the Rosa dos Ventos acquisition. The total purchase price is R$102,724, which includes: (i) the amount of R$ 70,269 paid to the seller; and (ii) assumption of Rosa dos Ventos’ net debt of R$32,428, which can be adjusted after finalization of the audit of the closing balance sheet, in accordance with the share purchase agreement.

11.4.1 Additional information about acquisition

a) Considerations

The consideration transferred in cash is 70,296.

b) Assets acquired and liabilities recognized on the acquisition date

In the acquisition of Rosa dos Ventos, the total amount of the considerations transferred (paid) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization tied to operation of the wind farms. The average term for Rosa dos Ventos is estimated at 18 years. Consequently, as the total amount paid was allocated to identified assets and liabilities, no residual amount was allocated as a goodwill for this transaction.

The allocation of the amount paid is based on reports produced by the Management of the subsidiary CPFL Renováveis, pending finalization of the economic/financial assessment report. The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recorded deferred income tax and social contribution for the difference between the amount allocated to the assets and liabilities and their corresponding tax bases.

Rosa dos
Ventos
February 28, 2014
(estimated)
Current assets
Cash and cash equivalents	2,466
Other current assets	6,601

Noncurrent assets
Fiduciary investments	4,253
Property, plant and equipment	51,735
Intangible	64,156

Current liabilities	3,034

Noncurrent liabilities
Loans, Financings and Debentures	32,934
Deferred taxes on exploitation rights	21,692
Allowance for demobilization	1,255
Net assets acquired	70,296
To be transferred	70,296

c) Outflow of net cash on acquisition of the subsidiary

Rosa dos Ventos
February 28, 2014
(estimated)

Transferred in cash	70,296
Less: Balance of cash and cash equivalent acquired	(2,466)
Net cash	67,830

d) Financial information on the net operating revenue and net income of the subsidiary acquired included in the consolidated interim financial information the first quarter of 2014:

	Net operating revenue	Net income
	2014	2014

Rosa dos Ventos - from March 1, 2014 to March 31, 2014.	1,298	481
	1,298	481

e) Combined financial information on the net operating income and profit for the first quarter of 2014 if the acquisition had occurred at the beginning of the period.

	Net operating revenue	Net income
	2014	2014

Consolidated CPFL Energia - historical	3,927,309	174,401
Pro forma adjustment (i)	2,929	706
Total	3,930,238	175,107

 (i)   The pro forma adjustments to the net operating income took into account the addition of the net operating income of the subsidiary Rosa dos Ventos for the period in which it was not controlled, consequently consolidated by the Company (January 1 to February 28, 2014).

The pro forma adjustments of the net profit (loss) took into account: (i) addition of the profit or loss of the subsidiary Rosa dos Ventos for the period in which it was not consolidated by the Company; and (ii) inclusion of amortization of the right to operate, net of tax effects, as if Rosa dos Ventos had been acquired on January 1, 2014.

The acquisition of Rosa dos Ventos was completed on February 27, 2014 and the opening balance of February 28, 2014 is being audited and will be used as the date-base of the transaction.. Accordingly, at March 31, 2014, the acquisition is accounted for at amounts estimated in the books of the subsidiary CPFL Renováveis.

11.5 – Interest of non-controlling shareholders and joint ventures

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

11.5.1 – Changes in the interest on non-controlling shareholders

	CERAN	CPFL Renováveis	Paulista Lajeado	TOTAL
At December 31, 2013	216,331	1,480,864	77,624	1,774,819
Equity interests and voting capital	35.00%	41.16%	40.07%

Net equity attributable to noncontrolling shareholders	16,842	(22,314)	3,378	(2,094)
Other movements	-	(974)	(34)	(1,008)
Dividends	(11,900)	-	-	(11,900)
At March 31, 2014	221,273	1,457,577	80,968	1,759,818
Equity interests and voting capital	35.00%	41.17%	40.07%

In the first quarter of 2014, it was recorded in the non-controlling of our Subsidiary CPFL Renováveis the amount of R$ 974 related to the redemption of the exclusive capital reserve, which did not result in loss or change in control.

11.5.2 – Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders

The summarized financial information at March 31, 2014 and December 31, 2013 and for the quarters ended at March 31, 2014 and 2013 of subsidiaries in which there are non-controlling interests are as follows:

	March 31, 2014			December 31, 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	127,160	976,079	26,459	110,430	1,040,470	26,529
Cash and cash equivalents	60,498	702,003	12,958	73,686	731,055	14,657
Noncurrent assets	1,078,329	8,511,319	116,737	1,090,695	8,454,767	116,739

Current liabilities	101,786	1,125,622	16,583	96,831	1,082,806	24,241
Financial liabilities	64,369	1,028,564	1,310	64,921	986,721	1,577
Noncurrent liabilities	471,494	4,838,889	-	486,207	4,834,189	-
Financial liabilities	471,494	3,831,480	-	486,207	3,842,990	-
Shareholders' equity	632,209	3,522,886	126,613	618,087	3,578,242	119,027
Controlling shareholders´ interest	410,936	2,065,308	45,646	401,757	2,097,377	41,403
Non-controlling shareholders´ interest	221,273	1,457,577	80,968	216,331	1,480,864	77,624

	1st quarter 2014			1st quarter 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	102,796	288,907	16,040	63,698	228,986	16,433
Depreciation and amortization	(11,035)	(100,570)	(2)	(12,052)	(84,666)	(2)
Interest income	2,489	17,263	285	1,368	8,211	130
Interest expense	(10,446)	(94,540)	-	(11,459)	(70,525)	-
Social contribution and income tax	(24,796)	(4,822)	(610)	(6,266)	(5,132)	(1,474)
Net income	48,121	(54,325)	8,429	12,185	(15,157)	2,658
Net income attributable to controlling shareholders	31,279	(32,011)	5,052	7,920	(9,542)	1,593
Net income attributable to noncontrolling shareholders	16,842	(22,314)	3,378	4,265	(5,615)	1,065

Equity Interests and voting capital	35.00%	41,17% (*)	40.07%	35.00%	37.00%	40.07%

(*) Up to February 28, 2014, the participation of non-controlling shareholders was 41.16%.

11.5.3 – Joint venture

Summarized financial information of the joint venture at March 31, 2014 and December 31, 2013 and for the quarters ended at March 31, 2014 and 2013 are as follows:

	March 31, 2014				December 31, 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	153,119	58,910	287,647	237,851	97,961	58,980	144,018	171,387
Cash and cash equivalents	72,997	35,870	111,566	29,005	21,483	36,010	44,924	19,173
Noncurrent assets	1,284,441	1,257,626	3,176,997	639,365	1,296,035	1,267,818	3,200,402	644,508
Current liabilities	141,824	129,078	322,469	316,199	136,414	131,196	274,679	279,753
Financial liabilities	88,746	123,135	205,080	192,333	88,969	125,372	206,968	158,049
Noncurrent liabilities	433,498	559,450	2,278,926	358,017	453,592	583,045	2,303,424	374,763
Financial liabilities	372,768	307,916	1,627,329	357,950	416,513	573,781	2,295,940	374,696
Shareholders' equity	862,238	628,008	863,249	203,000	803,990	612,557	766,317	161,379

	1st quarter 2014				1st quarter 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	131,070	68,565	258,544	253,517	118,126	83,251	154,615	127,103
Depreciation and amortization	(13,456)	(12,782)	(33,399)	(8,076)	(10,338)	(12,974)	(32,825)	(8,281)
Interest income	3,622	1,851	3,463	338	7,228	1,001	1,789	178
Interest expense	(10,589)	(8,899)	(33,043)	(8,880)	(11,823)	(10,113)	(35,190)	(9,403)
Social contribution and income tax	(29,997)	(7,809)	(49,334)	8,841	(7,317)	1,283	(4,400)	4,080
Net income	58,248	15,452	96,933	(17,237)	17,347	(7,533)	7,699	(8,035)
Equity Interests and voting capital	48.72%	25.01%	51.00%	57,13% (*)	48.72%	25.01%	51.00%	52.75%

 (*) Up to February 28, 2014, the interest of the direct subsidiary CPFL Geração was 52.75%.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on payment of dividends to the subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

11.5.4 – Joint venture operations

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint-venture), CPFL Geração as assured of a 51.54% interest in the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028. (Information not reviewed by the independent auditors)

11.6 – Capital increase in the joint venture Epasa

An Extraordinary General Meeting (EGM) held on January 31, 2014 by the jointly controlled subsidiary EPASA approved a capital increase of R$ 65,000. An amount of R$ 34,288 was subscribed and paid up by the subsidiary CPFL Geração in proportion to its interest in EPASA's capital.

The other shareholders were offered the option to exercise the preference to subscribe shares to be issued within 30 days of signing of the Notice to Shareholders, published on February 1, 2014. At the same EGM, the subsidiary CPFL Geração stated its interest in subscribing the remaining shares, should the other shareholders not exercise the right to preference within the stipulated period. After this period, the shareholders Eletricidade do Brasil S.A. and OZ&M Incorporação e Participação Ltda. partially exercised the share subscription rights granted to them, subscribing and paying up the amounts of R$ 14,000 and R$ 1,000, respectively.

In accordance with the Notice to Shareholders, Eletricidade do Brasil S.A. expressed its interest in subscribing the remaining shares, within the period stipulated in the Notice to Shareholders published on March 12, 2014. On March 21, 2014, together with the subsidiary CPFL Geração, the remaining shares were paid up, at R$ 4,556 and R$ 11,156, respectively. Through the subsidiary CPFL Geração, the Company now holds 57.13% of the capital of the jointly controlled subsidiary EPASA. The change of R$ 2,002 in corporate interest was registered in the investment of the subsidiary CPFL Geração, and consequently, also of the Company.

The other shareholders are assured by the Shareholders Agreement of the right to exercise the option to purchase any remaining shares within 12 months from the date on which the remaining shares are paid up, in order to recompose their diluted interest.

(12)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,732	968,826	7,717,419
Historic cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,467)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	-	13	3,238	1,438	-	-	77,416	82,105
Disposals	-	-	-	(9)	-	-	(13)	(22)
Transfers	37	809	134,970	376,158	162	38	(512,174)	-
Reclassification and transfers to other assets - cost	(5)	163	(1,675)	(4,333)	-	(3)	(6,415)	(12,269)
Depreciation	(1,058)	(11,850)	(15,237)	(66,088)	(938)	(706)	-	(95,876)
Disposal of depreciation	-	-	-	3	-	-	-	3
Reclassification and transfers to other assets - depreciation	-	-	-	253	-	-	-	253
Business combination	-	-	7,818	43,510	-	59	349	51,735

At March 31, 2014	114,919	975,661	1,447,508	4,642,266	21,886	13,119	527,989	7,743,348
Historic cost	126,851	1,376,978	1,862,979	6,087,817	30,090	24,370	527,989	10,037,075
Accumulated depreciation	(11,932)	(401,316)	(415,471)	(1,445,550)	(8,205)	(11,251)	-	(2,293,726)

Average depreciation rate	3.86%	3.44%	3.30%	4.56%	13.88%	11.56%

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to the qualifying property, plant and equipment. In the consolidated statements R$ 10,708 was capitalized for the first quarter of 2014 (R$ 8,769 in the first quarter of 2013) at the rate of 8.52% p.a.  (7.57% p.a. in 2013)

In the interim consolidated financial statement the depreciation amounts are recorded on income and loss at “Depreciation and amortization” (Note 27)

(13)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession rights				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility
At December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historical cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated Amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	-	-	171,893	-	1,253	173,146
Amortization	-	(71,644)	(108,186)	-	(354)	(2,669)	(182,853)
Transfer - intangible assets	-	-	98,397	(98,397)	-	-	-
Transfer - financial asset	-	-	727	(96,156)	-	-	(95,429)
Transfer - other assets	-	-	(8,836)	-	-	6,993	(1,843)
Business combination	-	63,801	-	-	-	355	64,156
At March 31, 2014	6,115	4,304,537	3,745,298	551,474	31,227	66,857	8,705,508
Historic cost	6,152	6,878,283	9,295,810	551,474	35,840	164,260	16,931,820
Accumulated depreciation	(37)	(2,573,746)	(5,550,512)	-	(4,613)	(97,404)	(8,226,312)

In the consolidated statements, amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through a business combination (Note 27).

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets.  During the first quarter of 2014, R$ 1,589 was capitalized in the interim consolidated financial statements (R$ 2,838 in the first quarter of 2013) at a rate of 7.50% p.a. (9.49% p.a. in 2013).

13.1 Intangible assets acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	March 31, 2014			December 31, 2013	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2014	2013
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(160,813)	144,049	147,933	5.10%	6.03%
CPFL Piratininga	39,065	(19,328)	19,737	20,192	4.66%	4.85%
RGE	3,150	(1,252)	1,898	1,943	5.70%	5.86%
CPFL Geração	54,555	(27,050)	27,505	28,170	4.88%	4.83%
CPFL Santa Cruz	9	(7)	3	3	16.22%	16.40%
CPFL Leste Paulista	3,333	(2,386)	947	1,091	17.36%	17.45%
CPFL Sul Paulista	7,288	(5,174)	2,114	2,434	17.53%	16.94%
CPFL Jaguari	5,213	(3,752)	1,461	1,710	19.13%	16.49%
CPFL Mococa	9,110	(6,871)	2,238	2,638	17.53%	18.96%
CPFL Jaguari Geração	7,896	(2,413)	5,483	5,616	6.71%	7.07%
	434,480	(229,045)	205,435	211,730

Subsidiaries
CPFL Renováveis	3,201,808	(319,695)	2,882,113	2,850,857	4.07%	4.11%
Outros	14,478	(13,576)	902	1,083	4.99%	4.99%
	3,216,286	(333,271)	2,883,015	2,851,940

Subtotal	3,650,766	(562,316)	3,088,450	3,063,670

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(803,956)	316,310	321,225	1.75%	1.89%
CPFL Geração	426,450	(274,900)	151,550	155,698	3.89%	3.66%
Subtotal	1,546,716	(1,078,856)	467,860	476,923

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(606,466)	467,561	479,952	4.61%	5.39%
CPFL Piratininga	115,762	(57,275)	58,487	59,836	4.66%	4.85%
RGE	310,128	(129,693)	180,435	184,700	5.50%	5.65%
CPFL Santa Cruz	61,685	(50,991)	10,694	12,241	10.03%	10.14%
CPFL Leste Paulista	27,034	(21,395)	5,638	6,615	14.45%	14.47%
CPFL Sul Paulista	38,168	(29,875)	8,293	9,662	14.35%	14.02%
CPFL Mococa	15,124	(12,265)	2,859	3,390	14.05%	14.85%
CPFL Jaguari	23,600	(18,691)	4,909	5,813	15.33%	14.28%
CPFL Jaguari Geração	15,275	(5,923)	9,352	9,578	5.91%	6.23%
Subtotal	1,680,801	(932,573)	748,228	771,788

Total	6,878,283	(2,573,746)	4,304,537	4,312,381

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combinations are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(14)  SUPPLIERS

	Consolidated
	March 31, 2014	December 31, 2013
Current
System service charges	228	61,880
Energy purchased	2,037,488	1,300,598
Electricity network usage charges	92,571	91,603
Materials and services	215,513	338,524
Free energy	94,319	92,088
Total	2,440,119	1,884,693

(15)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	March 31, 2014				December 31, 2013
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	2	609	-	610	6	1,229	-	1,235
BNDES - Investment	18,089	874,242	4,025,703	4,918,034	24,555	872,606	4,067,082	4,964,242
BNDES - Property income	24	1,250	5,398	6,673	27	1,364	5,717	7,108
Financial Institutions	109,691	427,643	1,537,785	2,075,119	128,752	556,267	1,503,543	2,188,562
Other	683	5,125	17,653	23,461	674	40,658	19,063	60,395
Total at Cost	128,489	1,308,869	5,586,539	7,023,898	154,013	1,472,125	5,595,404	7,221,542

Measured at fair value
Foreign currency
Financial Institutions	8,861	41,066	2,763,617	2,813,544	15,213	42,501	1,950,740	2,008,454

Total at fair value	8,861	41,066	2,763,617	2,813,544	15,213	42,501	1,950,740	2,008,454

Total	137,351	1,349,935	8,350,156	9,837,442	169,226	1,514,626	7,546,144	9,229,996

	Consolidated
Measured at amortized cost	March 31, 2014	December 31, 2013	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis
CPFL Renováveis	610	1,235	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from September 2007 to July 2008	CPFL Energia guarantee and Promissory Note

BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista
FINEM IV	48,066	64,103	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	128,674	137,092	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	59,982	62,312	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM VI	281,640	283,851	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	234,163	217,319	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	48,587	50,706	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM III	20,034	26,719	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM IV	69,278	73,809	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	29,547	30,673	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	82,242	80,284	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	58,502	51,525	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	23,039	24,044	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	30,597	40,805	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	77,618	82,702	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	19,788	20,516	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	150,732	157,318	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	82,762	74,433	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINAME	11,561	12,065	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	331	345	Fixed rate 10,0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFL Santa Cruz
FINAME and Bank credit note	2,601	3,159	TJLP + 2% to 2.9%	54 monthly installments from December 2010 and 36 monthly installments from October 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista
Bank credit note	2,337	2,688	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista
Bank credit note	2,531	2,911	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Jaguari
Bank credit note	1,273	1,547	TJLP + 2.90%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note	2,134	2,136	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note	586	607	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa
Bank credit note	1,515	1,824	TJLP + 2.90%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note	2,747	2,747	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note	754	781	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note	687	577	UMBNDES + 1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note	2,838	2,305	TJLP + 2.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	18,893	14,658	Fixed rate 2.5% to 10%	136 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	84	87	TJLP + 4.20%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
CERAN	396,957	409,365	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CERAN	51,402	54,956	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	7,900	4,667	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	344,815	352,830	TJLP + 1.95%	168 monthly installments from October 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
FINEM II	31,142	31,997	TJLP + 1.90%	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	595,285	605,263	TJLP + 1,72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	110,232	113,106	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	75,996	76,673	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	189,088	194,041	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM VIII	50,025	50,811	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM IX	45,130	46,994	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	1,033	1,108	TJLP + 0%	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	135,213	138,101	TJLP + 1,87% to 1,9%	108 to 168 monthly installments from January 2012 and January 2013	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	339,580	333,745	TJLP + 2,18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINAME I	183,633	190,396	Fixed rate 5.5%	102 to 108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	29,851	31,168	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME III	126,155	129,659	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEP I	2,506	2,506	Fixed rate 3.5%	61 installments from October 2014	Bank Garantee
BNB	130,902	133,192	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB	174,117	175,695	Fixed rate 10%	222 monthly installments from May 2010	CPFL Energia guarantee
BNB	34,565	-	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	78,265	79,109	IGPM + 8.63%	Interest and principal quarterly paid started in June 2011 until September 2023	No guarantee
Bridge BNDES II	86,827	84,507	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Bridge BNDES III	198,025	194,242	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
CPFL Brasil
CPFL Brasil - FINEP	3,262	3,461	Fixed rate 5%	81 monthly installments from August 2011	Receivables

BNDES - Other
CPFL Serviços - Purchase of assets	1,900	2,196	TJLP + 1.72% to 2.15%	79 monthly installments from Octobert 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Serviços - Purchase of assets	4,773	4,911	Fixed rate 4.5% to 8.70%	125 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	1,203	4,648	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	107,824	105,124	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	134,973	131,541	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	-	93,769	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	262,981	256,117	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	12,413	12,098	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	-	12,256	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (****)	46,285	45,077	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	58,365	56,771	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	-	35,339	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (**)	-	4,331	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	34,714	33,807	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (**)	-	11,133	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	8,137	8,140	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (**)	-	5,970	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	22,091	21,514	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working Capital (**)	-	3,747	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	3,051	2,970	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	17,014	16,615	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (**)	-	1,905	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	19,987	19,464	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	5,521	5,392	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	7,503	7,325	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	618,201	628,005	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
CPFL Renovaveis
Banco Safra	28,405	27,713	CDI+ 0.4%	Annual installment until 2014	No guarantee
HSBC	352,092	343,190	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil - Promissory Note	141,424	144,428	108.5% of CDI	1 installment in January 2014	Shares alienation
Banco Itaú - Working capital	153,959	150,175	105% of CDI	1 installment in June 2014	No guarantee
BNB - Working capital	197	-	Fixed rate 1.75%	36 monthly installments from November 2011	Guarantee
CPFL Telecom
Banco do Brasil - Working capital	38,782	-	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Other
Eletrobrás
CPFL Paulista	6,542	6,918	RGR + 6.0% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	352	390	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	11,312	11,834	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	2,030	2,173	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	907	961	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	1,006	1,072	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	54	58	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	262	275	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	996	36,713
Subtotal Brazilian Currency - Cost	7,023,898	7,221,542

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Bank of America Merrill Lynch	241,526	251,037	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	346,498	358,821	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	56,766	58,748	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Morgan Stanley	117,145	121,420	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	117,203	121,476	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Mizuho Bank	176,317	-	US$+Libor+1.55% (3)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	113,954	-	US$+Libor+0.80% (3)	4 semiannual installments from Setember 2017	CPFL Energia guarantee and promissory notes
Citibank	118,151	-	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	109,978	-	US$+Libor+1.70% (4)	1 installment in Setember 2018	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Scotiabank	74,144	76,733	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	18,703	19,384	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Santander	103,891	107,150	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Citibank	145,067	-	US$ + Libor 6 monthss + 1.14% (2)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	118,150	-	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	-	151,427	US$ + Libor 6 months + 1.69%	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	233,228	-	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
RGE
J.P. Morgan	109,926	113,630	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	41,358	42,343	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	188,262	192,741	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	165,715	169,371	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	22,297	23,099	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	20,573	20,943	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	28,304	29,309	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,844	11,276	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	11,705	12,127	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Scotiabank	11,888	12,309	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	10,844	11,276	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Santander	22,631	23,037	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	14,719	15,241	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	9,930	10,334	US$ + Libor 6 months + 1.57%(2)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	31,888	32,461	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	9,488	12,896	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Citibank	12,454	9,866	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,813,544	2,008,454

Total - Consolidated	9,837,442	9,229,996

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176,19% of CDI	(3) 104,1% to 109% of CDI
(2) 99% to 104% of CDI	(4) 109,1% to 109,5% of CDI

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% of CDI + 2.88%
RGE - 98.5% of CDI + 2.5%
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% of CDI + 2.28%

(**) Efective rate: CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% of CDI + 2.38%

(***) Efective rate:
CPFL Paulista, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa e CPFL Jaguari - 100% to 104% of CDI + 2.28%
CPFL Serviços - CDI + 0.10 % p.a + 1.88%
CPFL Piratininga – 98.65% of CDI +0.10%

(****) Efective rate: CPFL Piratininga – 104.9% of CDI

In accordance with CPCs 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At March 31, 2014, the total balance of the loans and financing measured at fair value was R$ 2,813,544 (R$ 22,008,454 at December 31, 2013).

Changes in the fair values of these loans and financing are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 90,547 (R$ 44,194 at December 31, 2013), on marking the debts to market, less the gains of R$ 40,863 (R$ 18,080 at December 31, 2013), of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 32), results in a total net loss of R$ 49,549 (R$ 26,114 at December 31, 2013).

The maturities of the principal non-current balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From April 1, 2015	717,473
2016	1,799,449
2017	1,232,237
2018	1,307,066
2019	1,460,571
2020 to 2024	1,302,286
2025 to 2029	440,005
2030 to 2034	854
Subtotal	8,259,941
Mark to Market	90,215
Total	8,350,156

Main additions in the period:

Brazilian currency

Investment:

CPFL Paulista - FINEM VI - The subsidiary obtained approval for BNDES financing of R$ 790,000 in 2012, part of a FINEM credit line, to be used for the subsidiary's investment plan.   The amount of R$ 26,969 was released in the first quarter of 2014 and the outstanding balance of R$ 261,778 was cancelled.

CPFL Piratininga- FINEM V - The subsidiary obtained approval for BNDES financing of R$ 220,000 in 2012, part of a FINEM credit line, to be used for the subsidiary's investment plan. The amount of R$ 12,442 was released in the first quarter of 2014 and the outstanding balance of R$ 75,694 was cancelled.

RGE - FINEM V - The subsidiary obtained approval for BNDES financing of R$ 274,997 in 2012, part of a FINEM credit line, to be used for the subsidiary's investment plan. The amount of R$ 8,354 was released in the first quarter of 2014 and the outstanding balance of R$ 35,492 was cancelled.

CPFL Serviços – FINAME - The subsidiary obtained Banco Itaú BBA financing to purchase vehicles and equipment. An amount of R$ 4,547 was released in the first quarter of 2014. The agreement has no restrictive covenants.

CPFL Transmissão - FINAME - the subsidiary obtained Banco Santander financing of R$ 23,824 for the acquisition of electrical equipment. An amount of R$ 3,230 was released in the first quarter of 2014. The agreement has no restrictive covenants.

CPFL Renováveis – BNB - The indirect subsidiary Rosa dos Ventos, purchased in February 2014, owned these operations, which are consolidated in the Company's financial statements as from March 2014. The agreement has no restrictive covenants.

Financial institutions:

CPFL Telecom - Banco IBM - In the first quarter of 2014, the subsidiary raised R$ 37,989 in bank credit bills from Banco IBM.   The principal and interest will be paid half-yearly. The funds will be used to reinforce working capital.  The agreement has no restrictive covenants.

CPFL Renováveis – Banco do Brasil (Promissory Note) - The outstanding balance of the promissory notes issued by the indirectly owned subsidiaries Atlântica I, Atlântica II, Atlântica IV and Atlântica V was settled in January 2014, using funds from a new issue under the same conditions, totaling R$ 138,000.   There are no restrictive covenants for this transaction.

Foreign currency

Financial Institutions:

CPFL Paulista - Mizuho Bank - In the first quarter of 2012, the subsidiary raised the amount of R$ 174,900 (R$ 173,413 net of fundraising) costs, under Law 4131/62. The interest will be paid quarterly. The funds will be used to extend the debt profile.

CPFL Paulista - Tokyo-Mitsubishi Bank - In the first quarter of 2014, the subsidiary raised the amount of R$ 117,400 (R$ 116,226 net of fundraising) costs, under Law 4131/62. The interest will be paid quarterly. The funds will be used to extend the debt profile.

CPFL Paulista - Citibank - In the first quarter of 2014, the subsidiary raised the amount of R$ 117,250, under Law 4131/62. The interest will be paid quarterly. The funds will be used to extend the debt profile.

CPFL Paulista - Bank of America Merrill Lynch  - In the first quarter of 2014, the subsidiary raised the amount of R$ 106,020, under Law 4131/62. The interest will be paid quarterly. The funds will be used to extend the debt profile.

CPFL Piratininga - Citibank - In the first quarter of 2014, the subsidiary raised the amount of R$ 151,875, under Law 4131/62. The interest will be paid half-yearly. The funds will be used to extend the debt profile.

CPFL Piratininga - Citibank - In the first quarter of 2014, the subsidiary raised the amount of R$ 117,250, under Law 4131/62. The interest will be paid quarterly. The funds will be used to extend the debt profile.

CPFL Geração – HSBC - In the first quarter of 2014, the subsidiary raised the amount of R$ 232,520, under Law 4131/62.  The interest will be paid quarterly. The funds will be used to extend the debt profile.

Prepayment

CPFL Geração – Citibank - The maturity of the subsidiary CPFL Geração's foreign currency debt to Citibank, originally scheduled for August 2016, was settled in the first quarter of 2014.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2014 have the clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

Foreign currency loans - Citibank, Tokyo – Mitsubishi Bank, Bank of America Merrill Lynch, Mizuho and HSBC (Law 4.131)

Foreign currency loans under Law 4131 are subject to certain restrictive covenants, including clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated half-yearly The main ratios are as follows:

•         Net indebtedness to EBITDA – maximum of 3.75; and

•         EBITDA to Net Financial Income (Expense) - minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2013.

Company Management monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management believes that all the restrictive covenants and clauses for which the indicators are measured half yearly or annually have been adequately complied with in accordance with the latest base periods, June 30, 2013 and December 31, 2013, respectively.

(16)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		March 31, 2014				December 31, 2013
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	44,966	-	1,288,280	1,333,246	12,438	-	1,287,912	1,300,350
		44,966	-	1,288,280	1,333,246	12,438	-	1,287,912	1,300,350
CPFL Paulista
6th Issue	Single series	16,591	-	658,218	674,809	31,674	-	658,134	689,808
7th Issue	Single series	7,823	-	503,488	511,311	20,173	-	503,433	523,607
		24,414	-	1,161,706	1,186,120	51,847	-	1,161,568	1,213,415
CPFL Piratininga
3rd Issue	Single series	13,172	-	259,717	272,889	6,331	-	259,653	265,984
6th Issue	Single series	2,765	-	109,574	112,339	5,279	-	109,554	114,833
7th Issue	Single series	3,641		234,256	237,896	9,388		234,229	243,616
		19,578	-	603,547	623,124	20,998	-	603,436	624,433
RGE
6th Issue	Single series	12,569	-	498,628	511,197	23,995	-	498,564	522,559
7th Issue	Single series	2,634	-	169,436	172,070	6,791	-	169,415	176,206
		15,203	-	668,064	683,267	30,786	-	667,979	698,765
CPFL Santa Cruz
1st Issue	Single series	2,211	-	64,810	67,021	416	-	64,799	65,215
CPFL Brasil
2nd Issue	Single series	8,257	-	227,501	235,758	1,948	-	227,471	229,419
CPFL Geração
3rd Issue	Single series	13,374	-	263,734	277,108	6,429	-	263,668	270,097
4th Issue	Single series	24,626	-	678,383	703,009	5,809	-	678,288	684,097
5th Issue	Single series	39,546	-	1,088,904	1,128,450	9,329	-	1,088,721	1,098,050
6th Issue	Single series	4,735		458,665	463,400	16,254		458,612	474,866
		82,281	-	2,489,686	2,571,967	37,821	-	2,489,289	2,527,110
CPFL Renováveis
1st Issue - SIIF	1st to 12th Series	2,147	35,300	480,526	517,973	814	34,872	474,172	509,858
1st Issue - PCH Holding 2	Single series	39,185	-	156,621	195,806	32,177	-	158,193	190,370
1st Issue - Renováveis	Single series	17,321	-	427,518	444,839	5,065	-	427,402	432,467
		58,653	35,300	1,064,664	1,158,618	38,056	34,872	1,059,766	1,132,695

Total		255,563	35,300	7,568,258	7,859,121	194,311	34,872	7,562,219	7,791,402

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129.000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015	BVP and PCH Holding fiduciary assigment of dividends

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 106% to 106,9% of CDI			(3) 108% to 108,1% of CDI
(2) 107% to 107,9% of CDI

The maturities of the non-current balance of debentures are scheduled as follows:

Maturity	Consolidated
From April 1, 2015	1,877,232
2016	87,001
2017	1,494,079
2018	1,898,266
2019	1,012,050
2020 to 2024	1,076,159
2025 to 2029	123,471
Total	7,568,258

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters, calculated half-yearly. The details of these are shown in the December 31, 2013 financial statements.

The details of the restrictive covenants for the other debentures are presented in the December 31, 2013 Financial Statements.

Company Management monitors these ratios systematically and constantly to ensure that the conditions are complied with. Company Management believes that all the restrictive covenants and clauses for which the indicators are measured half yearly or annually have been adequately complied with in accordance with the latest base periods, June 30, 2013 and December 31, 2013, respectively.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I - CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a mixed variable contribution model for scheduled retirement and a defined benefit plan for benefits for risk (disability and death).

As a result of the Retirement Plan modification occurred in October 1997, a commitment calculated at the time by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Paulista, which will be settled until 2027. Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at March 31, 2014 is R$ 843,369 (R$ 840,602 at December 31, 2013), which differs from the carrying amount of the post-employment benefit obligation, that is recorded by the subsidiary, in accordance with CPC 23 (R1) / IAS 19.

The subsidiary’s managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II - CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Benefit Plan (Plano de Suplementação de Aposentadorias e Pensão), in the form, to March 31, 1998, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a Defined Benefit Plan and a variable contribution plan.

As a result of the Retirement Plan modification in September 1997, Eletropaulo Metropolitana El. São Paulo S.A. (Bandeirante’s predecessor) by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Piratininga, which will be settled up to 2026.  Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at March 31, 2014 is R$ 217,101 (R$ 217,011 at December 31, 2013), which differs from the carrying amount of the post-employment benefit obligation, that is recorded by the subsidiary, which is in accordance with CPC 33 (R1) / IAS 19.

 Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III - RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

IV - CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

VI - CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a commitment was recognized by the subsidiary CPFL Geração, calculated by the external actuaries of Fundação CESP to be settled to 2027. Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at March 31, 2014 is R$ 17,369 (R$ 17,310 at December 31, 2013), which differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 03 (R1) / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII -   Changes in the defined benefit plans

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities as of December 31, 2013	364,085	44,895	-	3,046	412,026
Expense (income) recognized in income statement	10,091	1,995	19	(64)	12,041
Sponsors' contributions transferred during the period	(24,328)	(7,161)	(308)	(1,593)	(33,390)
Actuarial loss	-	-	289	-	289
Net actuarial liabilities as of March 31, 2014	349,848	39,729	-	1,389	390,966
Other contributions	14,697	434	65	241	15,436
Total liabilities	364,545	40,163	65	1,630	406,402

Current					80,343
Noncurrent					326,060

The income and expense recognized as operating cost in the actuary’s report are shown below:

	1st quarter 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	290	984	38	(11)	1,301
Interest on actuarial obligations	101,231	26,023	2,313	6,937	136,504
Expected return on plan assets	(91,430)	(25,012)	(2,365)	(6,990)	(125,797)
Effect of the limit on the assets to be accounted for	-	-	33	-	33
Total expense/(income)	10,091	1,995	19	(64)	12,041

	1st quarter 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	407	1,724	46	164	2,341
Interest on actuarial obligations	94,213	24,812	2,163	6,378	127,565
Expected return on plan assets	(80,337)	(21,174)	(1,992)	(5,874)	(109,376)
Total expense	14,283	5,363	217	667	20,530

The principal assumptions taken into consideration in the actuarial calculation were those considered in the December 31, 2013  and 2012 financial statements, as follows:

	December 31, 2013	December 31, 2012

Nominal discount rate for actuarial liabilities:	11.72% p.a.	8.78% p.a.
Nominal Return Rate on Assets:	11.72% p.a.	8.78% p.a.
Estimated Rate of nominal salary increase:	7.10% p.a.	6.69% p.a.
Estimated Rate of nominal benefits increase:	0.0% p .a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	4.6% p.a.
General biometric mortality table:	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	Mercer Disability
Expected turnover rate:	0.3 / (Service time + 1)	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(18)  REGULATORY CHARGES

	Consolidated
	March 31, 2014	December 31, 2013
Fee for the use of water resources	1,779	1,590
Global reverse fund - RGR	15,993	15,983
ANEEL inspection fee - TFSEE	1,855	1,869
Energy development account - CDE	24,570	12,937
Total	44,197	32,379

(19)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	March 31, 2014	December 31, 2013
Current
ICMS (State VAT)	241,621	117,895
PIS (Tax on Revenue)	12,268	10,156
COFINS (Tax on Revenue)	56,612	45,892
IRPJ (Corporate Income Tax)	51,823	62,771
CSLL (Social Contribution Tax)	20,329	29,659
PIS (REFIS)	4,100	4,100
COFINS (REFIS)	18,886	18,886
Other	24,121	28,704
Total	429,760	318,063

Noncurrent
PIS (REFIS)	4,782	5,807
COFINS (REFIS)	22,026	26,748
Total	26,808	32,555

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2014		December 31, 2013
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	135,699	88,461	119,707	80,516

Civil
Various	138,056	149,133	149,735	174,961

Tax
FINSOCIAL	26,134	74,506	25,682	73,633
Income Tax	130,863	791,823	128,332	779,899
Other	21,003	34,589	20,555	33,785
	178,000	900,918	174,568	887,318

Other	23,985	537	23,985	384

Total	475,740	1,139,048	467,996	1,143,179

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2013	Addition	Reversal	Payment	Monetary restatement	March 31, 2014
Labor	119,707	17,212	(2,416)	(4,579)	5,774	135,699
Civil	149,735	21,127	(3,877)	(34,018)	5,089	138,056
Tax	174,568	1,463	-	(5)	1,974	178,000
Other	23,985	-	-	-	-	23,985
	467,996	39,802	(6,293)	(38,602)	12,837	475,740

The provisions for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the external legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2013.

Possible losses - the Company and its subsidiaries are parties to other suits and risks in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. Consequently, no provision has been established for these suits. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at March 31, 2014, were as follows: (i) R$ 203,513 labor (R$ 244,277 at December 31, 2013) related mainly to workplace accidents, risk premium, overtime, etc; (ii) R$ 408,718 civil, related mainly to bodily injury, environmental impacts and tariff increases (R$ 413,850 at December 31, 2013);  (iii) R$ 2,825,496 tax, related mainly to Income tax, ICMS, FINSOCIAL, PIS and COFINS (R$ 2,704,881 at December 31, 2013), one of the main issues is the deductibility of the expense recognized in 1997 in relation to the pension plan for employees of the subsidiary CPFL Paulista with Fundação CESP of R$ 1,058,402 (estimated), involving an escrow deposit of R$ 658,500; and (iv) R$ 27,634 regulatory at March 31, 2014 (R$ 27,628 at December 31, 2013).

The regulatory possible loss mainly relates to collection of the system service charge – ESS, in accordance with CNPE Resolution nº 03, of March 6, 2013, in which the subsidiaries and jointly-controlled subsidiaries of the Company obtained, through the Brazilian Association of Independent Producers of Electric Energy (Associação Brasileira dos Produtores Independentes de Energia Elétrica – APINE) and the Brazilian Clean Energy Generation Association (Associação Brasileira de Geração de Energia Limpa - ABRAGEL), an injunction suspending collection of the above-mentioned charge, leading the Company’s legal advisers to qualify the risk of loss as possible. The total risk amount is R$ 15,546, related to the indirect subsidiaries CPFL Renováveis (R$ 11,631), Ceran (R$ 3,191) and Paulista Lajeado (R$ 724).

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent recent forecast.

(21)  USE OF PUBLIC UTILITIES

	Consolidated
Company	March 31, 2014	December 31, 2013	Quantity of remaining installments
CERAN	84,108	83,176	264

Current	3,823	3,738
Noncurrent	80,285	79,438

(22)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Consumers and Concessionaires	44,145	43,804	-	-
Energy Efficiency Program - PEE	232,813	218,419	15,348	11,537
Research & Development - P&D	158,560	164,180	11,700	4,842
National Scientific and Technological Development Fund - FNDCT	2,212	1,966	-	-
Energy Research Company - EPE	1,105	982	-	-
Fund of reversal	-	-	17,750	17,750
Advances	44,112	34,879	-	-
Provision for socio-environmental costs and decommissioning of assets	-	-	39,884	34,471
Payroll	10,188	17,639	-	-
Profit sharing	38,492	36,601	4,171	4,171
Collections agreement	83,789	73,240	-	-
Guarantees	-	-	28,493	29,133
Advance CDE	3,606	9,246	-	-
Account payable - bussiness combination	10,623	10,477	-	-
Other	47,615	52,095	1,891	1,981
Total	677,259	663,529	119,238	103,886

(23)  SHAREHOLDERS’ EQUITY

The shareholders’ interest in the Company’s equity at March 31, 2014 and December 31, 2013 are shown below:

	Number of shares
	March 31, 2014		December 31, 2013
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	487,700	0.05	487,700	0.05
Camargo Correa S.A.	837,860	0.09	837,860	0.09
ESC Energia S.A.	234,092,930	24.33	234,092,930	24.33
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	136,820,640	14.22
BNDES Participações S.A.	64,842,768	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of Executive Board	102,300	0.01	102,350	0.01
Other shareholders	179,669,850	18.67	179,669,800	18.67
Total	962,274,260	100.00	962,274,260	100.00

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2013.

(24)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Basic and diluted earnings (loss) per share for the quarters ended at March 31, 2014 and 2013 are calculated by dividing the net income attributable to controlling shareholders by the average weighted number of common shares outstanding in the periods presented. Specifically in the case of diluted earnings per share, the dilutive effects of potential convertible notes are taken into account, as shown below:

	1st quarter 2014	1st quarter 2013
Numerator
Net income attributable to controlling shareholders	176,496	405,587
Denominator
Weighted average shares outstanding	962,274,260	962,274,260
Net income per share - basic	0.18	0.42

Numerator
Net income attributable to controlling shareholders	176,496	405,587
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(3,522)	(1,700)
Net income attributable to the Controlling Shareholders	172,973	403,887

Denominator
Weighted average shares outstanding	962,274,260	962,274,260
Net income per share - diluted	0.18	0.42

(*) Proportional to the Company’s percentage interest in each period in the subsidiary

The dilutive effect of the numerator in calculation of diluted earnings (losing) per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiary at the beginning of each year.

(25)  OPERATING REVENUE

	Consolidated
	Number of consumers (*)		In GWh (*)		R$ thousand
Revenue from Eletric Energy Operations	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013
Consumer class
Residential	6,580,457	6,363,270	4,462	3,932	1,624,851	1,599,772
Industrial	58,333	58,849	3,480	3,615	886,393	893,972
Commercial	489,217	493,883	2,574	2,336	851,638	812,880
Rural	246,061	243,711	575	491	110,426	106,091
Public Administration	49,780	48,774	331	304	109,359	99,646
Public Lighting	9,688	9,232	401	385	69,610	78,143
Public Services	8,031	7,790	483	456	131,785	119,319
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(20,998)	(6,578)
Billed	7,441,567	7,225,509	12,306	11,519	3,763,064	3,703,245
Own comsuption	-	-	9	9	-	-
Unbilled (Net)	-	-	-	-	(7,898)	(117,651)
Emergency Charges - ECE/EAEE	-	-	-	-	-	(257)
Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(1,341,994)	(1,637,521)
Electricity sales to final consumers	7,441,567	7,225,509	12,315	11,528	2,413,172	1,947,816

Furnas Centrais Elétricas S.A.			746	746	120,610	108,117
Other Concessionaires and Licensees			2,245	2,320	362,973	411,244
Current Electric Energy			419	524	217,372	162,024
Electricity sales to wholesaler´s			3,410	3,591	700,955	681,385

Revenue due to Network Usage Charge - TUSD - Captive Consumers					1,341,994	1,637,521
Revenue due to Network Usage Charge - TUSD - Free Consumers					233,632	260,372
(-) Adjustment of revenue surplus and excess responsive					(4,698)	(2,054)
Revenue from construction of concession infrastructure					188,770	258,629
Resources provided by the Energy Development Account - CDE					199,026	118,416
Other Revenue and Income					142,971	69,903
Other operating revenues					2,101,695	2,342,786
Total gross revenues					5,215,823	4,971,987
Deductions from operating revenues
ICMS					(757,444)	(740,943)
PIS					(75,444)	(69,800)
COFINS					(347,845)	(321,538)
ISS					(1,524)	(1,121)
Global Reversal Reserve - RGR					(583)	(40)
Fuel Consumption Account - CCC					-	(34,432)
Energy Development Account - CDE					(50,445)	(38,812)
Research and Development and Energy Efficiency Programs					(30,308)	(28,658)
PROINFA					(24,909)	(21,458)
Emergency Charges - ECE/EAEE					-	257
IPI					(10)	(16)
					(1,288,513)	(1,256,561)

Net revenue					3,927,309	3,715,427
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order 4,097 of December 30, 2010, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, under the heading “Revenue from Network Usage Charge - TUSD captive consumers”.

25.1 - Adjustment of surplus and excess reactive power

The tariff regulation procedure (Proret), approved by ANEEL Resolution n° 463 of November 22, 2011, determined that income received as a result of excess demand and surplus reactive power, from the contractual tariff review date for the 3rd periodic tariff review cycle, should be accounted for as special obligations and would be amortized from the next tariff review.

In accordance with ANEEL Order nº 4991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the electric energy subsidiaries adjusted income from adjustment of excess and surplus reactive power, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” as a reduction of intangible assets (“Special Obligations”).

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463.  Consequently, the request for advance final relief was granted and the order to account for income from excess demand and surplus reactive power as special obligations was suspended.  The suspensive effect applied  for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income. At March 31, 2014, a provision for these amounts is registered under Special Obligations, in accordance with CPC 25 and IAS 37, and shown net in the intangible asset of concession.

25.2 Periodic Tariff Review (“RTP”) and Annual Tariff Adjustment (“RTA”)

The details of the tariff adjustments of the distributors are shown below:

		2014		2013
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April (b)	17.18%	17.23%	5.48%	6.18%
CPFL Piratininga	October	(c)	(c)	7.42%	6.91%
RGE	June	(c)	(c)	-10.32%	-10.64%
CPFL Santa Cruz	February	14.86%	26.00%	9.32%	-0.94%
CPFL Leste Paulista	February	-7.67%	-5.32%	6.48%	3.36%
CPFL Jaguari	February	-3.73%	3.70%	2.71%	2.68%
CPFL Sul Paulista	February	-5.51%	0.43%	2.27%	2.21%
CPFL Mococa	February	-2.07%	-9.53%	7.00%	5.10%

(a)   Represents the average effect perceived by consumers as a result of elimination from the tariff base of financial components added in the previous tariff adjustment (not reviewed by the independent auditors).

(b)   As described in note 35.1, the annual tariff adjustment occurred in April, 2014 for the subsidiary CPFL Paulista.

(c)   The related annual tariff adjustment for 2014 has not occurred yet.

25.3 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Distributors	Resolution n°	Consumer's perception (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%

(*)Information not reviewed by the independent auditors

25.4 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 199,026  was recorded in the first quarter of 2014 (R$ 118,416 in the first quarter of 2013), R$ 18,095 for the low income subsidy (R$21,120  in the first quarter of 2013) and R$ 180,931 for other tariff discounts (R$ 97,296 in the first quarter of 2013), set against accounts receivable – Resources provided by the CDE/CCEE (Note 10) and payable accounts - Resources provided by the CDE (Note 22).

(26)  COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity Purchased for Resale	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013
Itaipu Binacional	2,566	2,616	342,458	295,141
Current Electric Energy	2,330	696	1,424,131	206,533
PROINFA	235	235	66,274	61,983
Energy purchased of bilateral contracts and through action in the regulated market	10,138	10,889	1,933,897	1,824,504
Resources provided by the energy development account - CDE/CCEE	-	-	(1,169,815)	(431,763)
Credit of PIS and COFINS	-	-	(236,984)	(177,241)
Subtotal	15,269	14,436	2,359,960	1,779,158

Electricity Network Usage Charge
Basic Network Charges			146,670	127,170
Transmission from Itaipu			8,537	8,460
Connection Charges			11,263	11,754
Charges of Use of the Distribution System			7,198	8,791
System Service Charges - ESS			36,733	243,990
Reserve Energy charges - EER			(33)	(30)
Resources provided by the energy development account - CDE			(12)	(266,443)
Credit of PIS and COFINS			(18,072)	(11,737)
Subtotal			192,284	121,955

Total			2,552,244	1,901,112
(*) Information not reviewed by the independent auditors

26.1 Resources provided by the CDE – Law 12.783/2013, Decree 7945/2013 and 8203/2014

As mentioned in Note 27.1 to the December 31, 2013 financial statements, the Law 12.783/2013 and Decree 7945/2013, amended by Decree 8203, which made certain changes in relation to contracting of energy and the objectives of the Energy Development Account - CDE sector charge and also introduced (i) the passthrough of CDE funds to the distribution concessionaires in relation to hydrological risk, involuntary exposure, energy security - ESS and CVA  ESS and Energy costs for the period of 2013 and January 2014, and (ii)  passthrough to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014.

In the first quarter of 2014 a total amount of R$ 1,169,827 was recognized as a result of these regulations (R$ 698,206 in the first quarter of 2013).

In relation to CVA ESS and Energy, in the tariff review for the subsidiary CPFL Paulista, in the first quarter of 2013, ANEEL Order 1144 of April 18, 2013 granted full coverage of the positive balances of CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013 of R$ 371,460, with no effects on the first quarter of 2014.

The effects of these items were registered as a reduction of the cost of electric energy under resources provided by the CDE/CCEE, set against other credits under Accounts receivable - resources provided by the CDE/CCEE (Note 10), in accordance with CPC 07 / IAS 20 Government Grants and Assistance.

The following table summarizes the resources provided by the CDE/CCEE per distributor controlled by the Company, recognized in the first quarter of 2014 and 2013. To clarify the nature of the effects, the following tables are presented in the same format:

	1st quarter 2014
	Electricity purchased for resale				Electricity network usage charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review (*)	System service charges - ESS	System service charges - ESS - tariff review (*)
CPFL Paulista	413,656	(6,241)	110,769	-	7	-	518,191
CPFL Piratininga	254,980	(357)	97,716	-	2	-	352,341
CPFL Santa Cruz	35,637	(17)	5,552	-	1	-	41,173
CPFL Leste Paulista	5,725	(8)	(2)	-	-	-	5,715
CPFL Sul Palista	(1,017)	(7)	2	-	-	-	(1,022)
CPFL Jaguari	(740)	(48)	54	-	-	-	(734)
CPFL Mococa	(243)	(5)	-	-	-	-	(248)
RGE	250,444	(98)	4,063	-	2	-	254,411
Total	958,442	(6,781)	218,154	-	12	-	1,169,827

	1st quarter 2013
	Electricity purchased for resale				Electricity network usage charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review (*)	System service charges - ESS	System service charges - ESS - tariff review (*)
CPFL Paulista	45,812	24,209	-	327,253	117,531	44,207	559,012
CPFL Piratininga	22,537	1,197	-	-	50,228	-	73,963
CPFL Santa Cruz	2,416	-	-	-	6,037	-	8,452
CPFL Leste Paulista	-	-	-	-	1,712	-	1,712
CPFL Sul Palista	-	-	-	-	2,149	-	2,149
CPFL Jaguari	19	255	-	-	2,464	-	2,739
CPFL Mococa	-	-	-	-	1,170	-	1,170
RGE	8,064	-	-	-	40,945	-	49,009
Total	78,848	25,661	-	327,253	222,236	44,207	698,206

 (*) In the tariff review for the subsidiary CPFL Paulista, through Order 1144 of April 18, 2013, ANEEL granted full coverage of the positive balances of CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013.

(27)  OPERATING COSTS AND EXPENSES

	Parent company
	Operating expenses
	General and administrative expenses
	1st quarter 2014	1st quarter 2013
Personnel	3,876	3,028
Materials	3	2
Outside Services	1,663	1,032
Depreciation and amortization	43	18
Other:	360	831
Leases and rentals	35	31
Publicity and advertising	7	153
Legal, judicial and indemnities	40	395
Donations, contributions and subsidies	202	196
Other	76	56
Total	5,945	4,911

	Consolidated
			Services rendered to third parties		Operating expenses						Total
	Operating costs				Sales		General and administrative expenses		Other
	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013
Personnel	123,278	113,187	-	-	25,388	26,126	48,003	38,668	-	-	196,669	177,981
Post-employment benefit obligation	12,041	20,530	-	-	-	-	-	-	-	-	12,041	20,530
Materials	25,159	21,964	151	587	1,012	1,065	1,562	1,355	-	-	27,883	24,971
Outside services	36,288	49,188	459	580	28,578	26,757	54,030	45,798	-	-	119,355	122,323
Depreciation and amortization	180,778	164,476	-	-	8,224	8,107	17,952	13,823	-	-	206,955	186,407
Costs related to infrastructure construction	-	-	188,770	258,629	-	-	-	-	-	-	188,770	258,629
Other	14,305	12,586	(2)	(2)	38,120	40,665	41,530	94,323	92,106	88,090	186,059	235,662
Collection charges	-	-	-	-	13,200	13,237	-	-	-	-	13,200	13,237
Allowance for doubtful accounts	-	-	-	-	22,726	24,731	-	-	-	-	22,726	24,731
Leases and rentals	7,339	7,744	-	-	-	4	3,103	2,695	-	-	10,442	10,443
Publicity and advertising	163	34	-	-	53	62	2,435	2,623	-	-	2,651	2,719
Legal, judicial and indemnities	-	-	-	-	-	-	34,337	84,032	-	-	34,337	84,032
Donations, contributions and subsidies	-	-	-	-	1,637	2,013	1,116	1,403	-	-	2,753	3,417
Inspection fee	-	-	-	-	-	-	-	-	6,155	7,606	6,155	7,606
Loss/(Gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	13,212	5,990	13,212	5,990
Intangible of concession amortization	-	-	-	-	-	-	-	-	71,644	74,492	71,644	74,492
Financial compensation for water resources utilization	3,078	1,922	-	-	-	-	-	-	-	-	3,078	1,922
Other	3,725	2,886	(2)	(2)	505	619	539	3,570	1,096	2	5,862	7,075
Total	391,850	381,931	189,377	259,793	101,322	102,720	163,078	193,967	92,106	88,090	937,733	1,026,502

(28)  FINANCIAL INCOME AND EXPENSES

	Parent company		Consolidated
	2014	2013	2014	2013
	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013
Financial Income
Income from financial investments	23,647	2,641	88,683	38,809
Arrears of interest and fines	-	-	36,867	41,684
Restatement of tax credits	-	-	4,920	1,483
Restatement of escrow deposits	-	155	14,532	8,924
Monetary and exchange adjustment	-	-	10,499	13,534
Adjustment to expected cash flow (note 9)	-	-	59,227	31,950
Discount on purchase of ICMS credit	-	-	1,219	5,661
Other	720	1,068	12,738	13,417
Total	24,367	3,865	228,686	155,463

Financial Expense
Debt charges	(32,966)	(5,354)	(356,591)	(261,769)
Monetary and exchange variations	-	(163)	(72,140)	(20,578)
(-) Capitalized borrowing costs	-	-	12,296	11,607
Public utilities	-	-	(3,049)	(2,754)
Other	(240)	9	(32,108)	(25,618)
Total	(33,206)	(5,508)	(451,592)	(299,111)

Net financial income (expense)	(8,839)	(1,644)	(222,905)	(143,648)

Interest was capitalized at an average rate of 8.39% p.a. in the first quarter of 2014 (8.04% in the first quarter of 2013) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In the first quarter of 2014, the line monetary and exchange restatement includes the effects of gains of R$ 109,666 (R$ 72,493 in the first quarter of 2013) on derivative instruments (Note 32).

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area and segments.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional sources)	Generation (Renewable sources)	Commercialization	Services	Other (*)	Elimination	Total
1st quarter 2014
Net revenue	3,089,986	193,372	196,373	423,472	24,106	-	-	3,927,309
(-) Intersegment revenues	4,288	75,353	114,855	77,321	37,879	-	(309,696)	-
Income from electric energy service	157,630	192,984	18,703	65,683	8,285	(5,952)	-	437,333
Financial income	160,607	13,215	19,491	6,197	4,806	24,371	-	228,686
Financial expense	(214,731)	(106,228)	(87,697)	(6,875)	(2,852)	(33,208)	-	(451,592)
Income before taxes	103,505	171,046	(49,503)	65,005	10,239	(14,789)	-	285,503
Income tax and social contribution	(52,423)	(31,797)	(4,822)	(23,074)	(3,794)	4,809	-	(111,101)
Net Income	51,082	139,249	(54,325)	41,931	6,445	(9,980)	-	174,401
Total Assets (**)	16,348,058	4,740,342	9,452,747	488,569	327,932	1,222,295	-	32,579,944
Capital Expenditures and other intangible assets	170,303	223	42,162	491	26,578	-	-	239,757
Depreciation and Amortization	(142,449)	(32,461)	(100,570)	(1,106)	(1,909)	(104)	-	(278,599)

1st quarter 2013 (***)
Net revenue	2,913,949	143,170	166,806	479,142	12,328	31	-	3,715,427
(-) Intersegment revenues	4,856	77,042	73,895	58,663	24,946	-	(239,402)	-
Income from electric energy service	592,989	124,087	55,648	18,840	1,134	(4,886)	-	787,812
Financial income	124,690	6,149	9,557	8,322	2,886	3,860	-	155,463
Financial expense	(143,060)	(69,415)	(75,229)	(4,734)	(1,162)	(5,510)	-	(299,111)
Income before taxes	574,618	67,077	(10,024)	22,428	2,858	(6,536)	-	650,420
Income tax and social contribution	(208,441)	(21,393)	(5,132)	(8,719)	(1,701)	267	-	(245,118)
Net Income	366,178	45,684	(15,157)	13,709	1,157	(6,269)	-	405,302
Total Assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital Expenditures and other intangible assets	232,686	2,570	293,623	517	2,327	-	-	531,723
Depreciation and Amortization	(140,549)	(34,118)	(84,666)	(969)	(576)	(20)	-	(260,898)

(*) Other: refers mainly to assets, liabilities and transaction recorded in CPFL Energia that are not related to identified segments.

(**) Intangible assets, net of amortization, was allocated to the respective segments.

(***) The amounts for the total assets refer to December 31, 2013.

(30)    RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Controlled by the Camargo Corrêa group, which operates in a number of segments, including construction, cement, footwear, textiles, aluminum and highway concessions.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments –  refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have Exclusive Investment Funds, managed by BB DTVM, among others.

b)        Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 15 and 16. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 15 and 16.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated in the income statement over the term of the contract.

d)         Energy purchased, energy sales and charges – Refers to energy purchased or sold by distribution, comercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when performed at the free Market, are made under conditions considered by the Company as being similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. When performed at the regulated market, are in accordance with the rules established by the sector.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Other revenue –  refers basically to revenue from rental of use of the distribution system for telephony services.

g)         Intercompany loan - refers to the agreement with contractual terms of 113.5% of the CDI, with maturity on January 16, 2017.

Certain subsidiaries have supplementary retirement plans operated by Fundação CESP, offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (Note 17).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in the first quarter of 2014, in accordance with CVM Decision 560/2008, was R$ 8,832 (R$ 8,544 in the first quarter of 2013). This amount comprises R$ 8,601 in respect of short-term benefits (R$ 8,274 in the first quarter of 2013) and R$ 231 for post-employment benefits (R$ 270 in the first quarter of 2013) and recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and jointly-controlled subsidiaries:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013	1st quarter 2014	1st quarter 2013	1st quarter 2014	1st quarter 2013
Bank deposits and short-term investments
Banco do Brasil S.A.	92,944	115,968	-	-	2,635	1,409	-	1

Loans and financing, debentures and derivatives contracts
Banco do Brasil S.A.	-	-	1,501,092	1,625,366	-	-	42,360	22,487

Other financial transactions
Banco do Brasil S.A.	-	-	-	-	8	408	1,527	1,491
JBS S/A	-	-	-	-	-	52	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	179	-	-	-
Chapecoense Geração S.A.	-	-	-	-	259	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	271	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	29	24	-	-	2,876	3
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	205	-
Baguari I Geração de Energia Elétrica S.A.	-	-	5	5	-	-	62	-
Braskem S.A. (EX-COPESUL)	-	-	-	-	694	-	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	189	-
Caetité 3 Energia Renovável S.A.	-	-	-	5	-	-	190	-
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	227	-
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	194	-
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	227	-
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	211	-
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	224	-
Companhia de Eletricidade do Estado da Bahia – COELBA	530	728	-	-	18,364	945	-	1
Companhia Energética de Pernambuco - CELPE	408	545	-	-	15,792	1,353	-	1
Companhia Energética do Rio Grande do Norte - COSERN	158	223	-	191	8,987	389	443	-
Energética Águas da Pedra S.A.	-	-	106	120	-	-	957	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	1,564	-	-	-
Goiás Sul Geração de Enegia S.A.	-	-	9	-	-	-	37	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	154	-
NC ENERGIA S.A.	-	-	-	-	1,837	5,553	-	-
Rio PCH I S.A.	-	-	199	220	-	-	1,813	-
SE Narandiba S.A.	-	-	-	-	-	-	280	-
Serra do Facão Energia S.A. - SEFAC	-	-	559	547	-	-	5,127	-
Tavex Brasil S.A. (antiga Santista Têxtil Brasil S.A.)	-	-	-	-	1,252	2,456	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	175	178	1,516	-	1,530	-
Vale Energia S.A.	-	6,960	-	-	-	20,439	1,323	-
VALE S.A.	-	-	-	-	-	34	-	-
BAESA – Energética Barra Grande S.A.	-	-	11,358	29,568	-	-	15,302	20,974
Chapecoense Geração S.A.	1,430	-	37,245	111,019	4,154	-	74,592	77,270
ENERCAN - Campos Novos Energia S.A.	544	544	45,004	103,252	1,579	1,277	52,110	53,159
EPASA - Centrais Elétricas da Paraiba		2	21,492	17,094	1,298	39,829	42,998	15,689

Intangible assets, Property, plant and equipment, Materials and Service
Banco do Brasil S A	-	-	-	-	-	-	-	40
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	2	-	-	-	50	-	-
Braskem S.A. (EX-COPESUL)	-	-	-	-	-	14,315	-	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	1	85	42	36	32	215	-	2
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	5	-	-	-	5	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	4	590	1	-
Ferrovia Centro-Atlântica S.A.	6	507	-	-	-	133	-	-
Indústrias Romi S.A.	8	4	-	-	11	11	-	-
JBS S/A	435	-	-	-	435	-	-	-
MULTINER S/A	-	-	-	-	-	2	-	-
Renovias Concessionária S.A.	2	-	-	-	-	-	-	-
Rodovias Integradas do Oeste - SP Vias	-	26	16	28	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	23	306	-	-	67	398	-	-
TOTVS S.A.	-	-	-	42	-	-	-	466
Vale Fertilizantes S.A	-	-	-	-	-	-	-	1,419
BAESA – Energética Barra Grande S.A.	-	66	207	-	355	332	-	-
Chapecoense Geração S.A.	-	-	201	-	388	365	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	466	-	355	332	-	-
EPASA - Centrais Elétricas da Paraiba	5	-	1,803	-	130	-	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	87,682	86,655	-	-	2,462	451	-	-

Dividends and Interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	48	48	-	-	-	-	-	-
Chapecoense Geração S.A.	21,744	21,744	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	16,054	16,054	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891	-	-	-	-	-	-

(31)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Corporate Risk Management model for the CPFL Group in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policy was established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group’s activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility that the subsidiaries might incur losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. This risk is quantified in Note 32. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect as a result of consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.  Decree 7945 established that the full or partial amount of the accumulated positive balance by the CVA in relation to the system service charge and energy purchased for resale (CVA ESS and Energy) should be passed on through the CDE, at the time of the tariff adjustment or review (Note 26).

Interest Rate Risk: This risk derives from the possibility that the Company and its subsidiaries might incur losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 32.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. The hydrological situation for April, the last month of the wet season in the Southeast/Mid-West regions, has practically been determined, and the current energy scenario for the Interconnected System requires attention and monitoring.

Risk of Acceleration of Debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower increases than those expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly have procedures in place to control and follow-up on the transactions and balances of financial instruments, in order to monitor the risks and current rates in comparison with market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, only in the event of exposure that Management regards as a risk and with the appropriate levels of approval. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and therefore has internal control policies focused on achieving a strict control environment to minimize the exposure to risks.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					March 31, 2014		December 31, 2013
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,311,870	2,311,870	2,105,618	2,105,618
Cash and cash equivalent	5	(a)	(2)	Level 2	1,930,886	1,930,886	2,100,804	2,100,804
Consumers, concessionaires and licensees	6	(b)	(1)	n/a	2,368,930	2,368,930	2,161,643	2,161,643
Leases		(b)	(1)	n/a	51,363	51,363	48,574	48,574
Associates, subsidiaries and parent company		(b)	(1)	n/a	87,682	87,682	86,655	86,655
Financial investments		(a)	(2)	Level 1	14,439	14,439	24,806	24,806
Derivatives	32	(a)	(2)	Level 2	194,733	194,733	318,490	318,490
Financial asset of concession	9	(d)	(2)	Level 3	2,923,769	2,923,769	2,771,593	2,771,593
Financial asset of concession	9	(b)	(1)	n/a	12,146	12,146	15,480	15,480
Receivables from Resources provided by the Energy Development Account - CDE	10	(b)	(1)	n/a	1,265,299	1,265,299	170,543	170,543
Other finance assets (**)		(b)	(1)	n/a	249,767	249,767	250,933	250,933
					11,410,883	11,410,883	10,055,140	10,055,140
Liabilitiy
Suppliers	14	(e)	(1)	n/a	2,440,119	2,440,119	1,884,693	1,884,693
Loans and financing - Principal and interest	15	(e)	(1)	n/a	7,023,898	6,272,982	7,221,542	6,416,990
Loans and financing - Principal and interest	15 (****)	(a)	(2)	Level 2	2,813,544	2,813,544	2,008,454	2,008,454
Debentures - Principal and interest	16	(e)	(1)	n/a	7,859,122	7,905,372	7,791,402	7,859,140
Regulatory charges	18	(e)	(1)	n/a	44,197	44,197	32,379	32,379
Derivatives	32	(a)	(2)	Level 2	8,767	8,767	2,950	2,950
Public utility	21	(e)	(1)	n/a	84,108	84,108	83,176	83,176
Other finance liabilities (***)		(e)	(1)	n/a	163,230	163,230	148,220	148,220
					20,436,986	19,732,320	19,172,816	18,436,002
(*) Refers to the hierarchy for determination of fair value
(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Services rendered to third parties, (iii) Collection agreements, as disclosed in note 10

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund, (vi) Business combination and (vii) Advance CDE, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a loss of R$ 46,264 in the first quarter of 2014 (gain of R$ 29,119 in the first quarter of 2013)

Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Loans and receivables	(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian Reais.

CPC 40 (R1) and IFRS 7 require classification at three levels for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between periods and the respective gains (losses) in net income was R$ 59,227 and are disclosed in note 9. There is no effect on equity.

The Company recognizes in “Investments at cost” in the financial statements the 5,93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,593 preferred shares. Since Investco’s shares are not quoted on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (Note 15) have terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At March 31, 2014, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch	(1,542)	-	(1,542)	(3,659)	2,117	dollar	March 2019	116,600	over the counter
Bank of Tokyo-Mitsubishi	(5,535)	-	(5,535)	(5,004)	(532)	dollar	March 2019	117,400	over the counter
Citibank	(5,063)	-	(5,063)	(5,007)	(55)	dollar	March 2019	117,250	over the counter
J.P. Morgan	(773)	-	(773)	(1,829)	1,056	dollar	March 2019	58,300	over the counter
Bank of America Merrill Lynch	(2,463)	-	(2,463)	(4,453)	1,990	dollar	September 2018	106,020	over the counter
Morgan Stanley	30,614	-	30,614	27,349	3,264	dollar	September 2016	85,475	over the counter
Bank of America Merrill Lynch	78,727	-	78,727	67,917	10,810	dollar	July 2016	156,700	over the counter
Bank of America Merrill Lynch	(3,161)	-	(3,161)	(7,131)	3,970	dollar	July 2016	340,380	over the counter
Citibank	30,507	-	30,507	27,130	3,377	dollar	September 2016	85,750	over the counter
Scotiabank	6,111	-	6,111	4,733	1,378	dollar	July 2016	49,000	over the counter
	127,420	-	127,420	100,046	27,374

CPFL Piratininga
Santander	-	7	7	(570)	577	dollar	July 2016	100,000	over the counter
Citibank	-	5,638	5,638	5,170	468	dollar	August 2016	12,840	over the counter
Citibank	-	(10,211)	(10,211)	(12,608)	2,397	dollar	January 2017	151,875	over the counter
Citibank	-	(5,063)	(5,063)	(5,007)	(56)	dollar	March 2019	117,250	over the counter
Scotiabank	-	7,981	7,981	6,181	1,800	dollar	July 2016	64,000	over the counter
	-	(1,648)	(1,648)	(6,834)	5,186

CPFL Santa Cruz
J.P. Morgan	1,722		1,722	1,428	294	dolar	July 2015	20,000	over the counter
Santander	(246)		(246)	(339)	93	dolar	June 2016	20,000	over the counter
	1,476	-	1,476	1,089	388
CPFL Leste Paulista
Citibank	2,813	-	2,813	2,748	65	dollar	September 2014	8,000	over the counter
Scotiabank	2,607		2,607	2,236	371	dollar	July 2015	25,000	over the counter
	5,421	-	5,421	4,985	436
CPFL Sul Paulista
Citibank	2,813	-	2,813	2,748	65	dollar	September 2014	8,000	over the counter
J.P. Morgan	904	-	904	750	155	dollar	July 2015	10,500	over the counter
Scotiabank	1,095	-	1,095	939	156	dollar	July 2015	10,500	over the counter
Santander	(270)	-	(270)	(373)	103	dollar	June 2016	22,000	over the counter
	4,542	-	4,542	4,064	478
CPFL Jaguari
Citibank	2,873	-	2,873	2,817	56	dollar	August 2014	7,000	over the counter
Scotiabank	1,356	-	1,356	1,163	193	dollar	July 2015	13,000	over the counter
Santander	(381)	-	(381)	(526)	145	dollar	June 2016	31,000	over the counter
	3,848		3,848	3,454	394
CPFL Mococa
Citibank	2,462	-	2,462	2,405	57	dollar	September 2014	7,000	over the counter
Scotiabank	1,147	-	1,147	984	163	dollar	July 2015	11,000	over the counter
	3,609	-	3,609	3,389	220
CPFL Geração
HSBC	-	(3,531)	(3,531)	(7,305)	3,774	dollar	March 2017	232,520	over the counter

RGE
Citibank	28,045	-	28,045	25,262	2,783	dollar	April 2017	128,590	over the counter
J.P. Morgan	12,118	-	12,118	10,214	1,904	dollar	July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	3,302	-	3,302	3,809	(507)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	14,007	-	14,007	15,573	(1,566)	dollar	May 2018	168,346	over the counter
	57,471	-	57,471	54,858	2,613
Subtotal	203,787	(5,179)	198,608	157,745	40,863

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch		-	-		-	dollar		1,002	over the counter
Bank of America Merrill Lynch		-	-		-	dollar		9,867	over the counter
	-	-	-	-	-

CPFL Geração
Votorantim	-	(1,019)	(1,019)	(188)	(831)	dollar	from April 2014 to December 2014	43,986	over the counter

Hedge interest rate variation (1)
CPFL Geração
Votorantim	-	(997)	(997)	34	(1,031)	CDI	August 2020	460,000	over the counter

CPFL Paulista
Bank of America Merrill Lynch	(3,092)	-	(3,092)	43	(3,135)	CDI	July 2019	660,000	over the counter
J.P. Morgan	(1,624)	-	(1,624)	12	(1,636)	CDI	February 2021	300,000	over the counter
Votorantin	(511)	-	(511)	5	(516)	CDI	February 2021	100,000	over the counter
Santander	(532)	-	(532)	5	(537)	CDI	February 2021	105,000	over the counter
	(5,759)	-	(5,759)	65	(5,823)
CPFL Piratininga
J.P. Morgan	-	(515)	(515)	7	(522)	CDI	July 2019	110,000	over the counter
Votorantim	-	(616)	(616)	9	(625)	CDI	February 2021	135,000	over the counter
Santander	-	(441)	(441)	7	(448)	CDI	February 2021	100,000	over the counter
	-	(1,572)	(1,572)	23	(1,595)
RGE
HSBC	(2,342)	-	(2,342)	33	(2,375)	CDI	July 2019	500,000	over the counter
Votorantim	(954)	-	(954)	6	(960)	CDI	February 2021	170,000	over the counter
	(3,296)	-	(3,296)	38	(3,334)
Subtotal	(9,055)	(3,588)	(12,643)	(28)	(12,615)

Total	194,732	(8,767)	185,965	157,717	28,248

Current	56	(1,019)
Noncurrent	194,677	(7,748)

For further details of terms and information about debts and debentures, see notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

Certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (Note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters ended March 31, 2014 and 2013, the derivatives resulted in the following impacts on profit or loss, recorded as “Financial expenses – monetary and exchange variations”:

		Gain (Loss)
Company	Hedged risk / transaction	1st quarter 2014	1st quarter 2013
CPFL Energia	Interest rate variation	-	114
CPFL Energia	Mark to market	-	(122)
CPFL Paulista	Interest rate variation	102	-
CPFL Paulista	Exchange variation	(62,661)	(22,295)
CPFL Paulista	Mark to market	10,464	(15,846)
CPFL Piratininga	Interest rate variation	43	3
CPFL Piratininga	Exchange variation	(27,643)	(8,985)
CPFL Piratininga	Mark to market	4,463	(6,266)
RGE	Interest rate variation	51	83
RGE	Exchange variation	(26,507)	(5,252)
RGE	Mark to market	5,674	(3,430)
CPFL Geração	Interest rate variation	109	-
CPFL Geração	Exchange variation	(5,462)	(3,763)
CPFL Geração	Mark to market	1,087	(2,817)
CPFL Santa Cruz	Exchange variation	(2,246)	(440)
CPFL Santa Cruz	Mark to market	421	(217)
CPFL Leste Paulista	Exchange variation	(1,954)	(748)
CPFL Leste Paulista	Mark to market	243	(266)
CPFL Sul Paulista	Exchange variation	(2,944)	(657)
CPFL Sul Paulista	Mark to market	483	(309)
CPFL Jaguari	Exchange variation	(2,939)	(459)
CPFL Jaguari	Mark to market	522	(216)
CPFL Mococa	Exchange variation	(1,088)	(413)
CPFL Mococa	Mark to market	117	(190)
		(109,666)	(72,493)

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered a liability, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M and TJLP), as shown below:

c.1) Exchange rates variation

If the level of net exchange rate exposure at March 31, 2014 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure (R$ thousand) (1)	Risk	Exchange depreciation of 9,9%(*)	Exchange appreciation of 25,0% (**)	Exchange appreciation of 50,0% (**)
Financial liability instruments	(2,866,974)		(283,910)	503,811	1,291,532
Derivatives - Plain Vanilla Swap	2,870,860		284,295	(504,494)	(1,293,283)
	3,886	Drop in the dollar	385	(683)	(1,751)

Total (increase)/decrease	3,886		385	(683)	(1,751)

(1) Exchange rate at March 31, 2014: R$ 2.26.
(*) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$ 2.49

(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.
As the net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar.

c.2) Variation in interest rates

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at March 31, 2014 is maintained, and (ii) the respective accumulated annual indexes for the last 12 months remain stable (CDI 8.86% p.a.; IGP-M 7.30% p.a.; TJLP  5% p.a.), the effects on the Company’s financial statements for the next 12 months would be a net financial expense of R$ 827,963  (CDI R$ 620,823; IGP-M R$ 5,801; and TJLP R$ 201,339). The risk to which the instruments are exposed is evaluated based on the net position. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure (R$ thousand)	Risk	Scenario I (*)	Raising index by 25% (**)	Raising index by 50% (**)

Financial asset instruments	5,146,171		137,403	285,741	434,079
Financial liability instruments	(9,468,307)		(252,804)	(525,728)	(798,652)
Derivatives - Plain Vanilla Swap	(2,684,894)		(71,687)	(149,079)	(226,471)
	(7,007,031)	CDI apprec.	(187,088)	(389,065)	(591,043)

Financial liability instruments	(79,468)		1,057	(129)	(1,315)
	(79,468)	IGP-M apprec.	1,057	(129)	(1,315)

Financial liability instruments	(4,026,772)	TJLP apprec.	-	(50,335)	(100,669)

Total (increase)/decrease	(11,113,271)		(186,031)	(439,529)	(693,028)
(*) The CDI, IGP-M and TJLP indexes considered of 11.53%, 5.97% and 5%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

(33)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the interim financial statements.

	Consolidated
	March 31, 2014	December 31, 2013	March 31, 2013	December 31, 2012
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	5,620	16,821	60,711	65,534
	5,620	16,821	60,711	65,534
Deferred Costs Variations
CVA (**)	688,357	547,402	686,461	897,364
	688,357	547,402	686,461	897,364
Prepaid Expenses
Overcontracting	248,454	170,084	83,174	74,885
Low income consumers' subsidy - Losses	-	-	-	2,064
Neutrality of the sector charges	0	0	2,845	2,850
Tariff adjustment	25,095	13,309	3,790	2,696
Other financial components	26,555	41,608	84,047	92,582
	300,104	225,001	173,856	175,078
Liabilities
Deferred Gains Variations
Parcel "A"	(1,454)	(1,454)	(1,454)	(1,443)
CVA (**)	(339,339)	(330,266)	(372,532)	(373,784)
	(340,793)	(331,720)	(373,987)	(375,227)
Other Accounts Payable
Replacement reibursement in PTR (***)	(138,089)	(138,621)	(205,913)	(242,987)
Discounts TUSD and Irrigation (*)	(64)	(193)	(376)	(363)
Tariff review	(11,614)	(16,692)	(0)	(0)
Overcontracting	(17,513)	(29,928)	(26,090)	(28,919)
Low income consumers' subsidy - Gains	-	(5)	(13,979)	(22,813)
Neutrality of the sector charges	(36,611)	(34,745)	(60,033)	(66,985)
Other financial components	(36,286)	(29,393)	(4,027)	(4,254)
	(240,177)	(249,576)	(310,417)	(366,321)

Total net	413,111	207,928	236,624	396,428

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")
(***) Periodic tariff review

(34)  NON CASH TRANSACTIONS

	Parent company		Consolidated
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Transactions resulting from business combinations
Loans, financing and debentures	-	-	(34,894)	-
Property, plant and eqiupment acquired through business combination	-	-	51,735	-
Intangible asset acquired in business combination, net of tax effects	-	-	42,109	-
Other net assets acquired through business combination	-	-	11,346	-
	-	-	70,296	-
Cash acquired in the business combination	-	-	(2,466)	-
Acquisition price paid	-	-	67,830	-

Other transactions
Provision for socio-environmental costs capitalized in property, plant and equipment	-	-	3,238	-
Reversal of provisions for socio-environmental costs capitalized in property, plant and equipment	-	-	-	624
Interest capitalized in property, plant and equipment	-	-	10,667	8,769
Interest capitalized in intangible concessoin asset - distribution infrastructure	-	-	1,589	2,838

(35)  RELEVANT FACTS AND SUBSEQUENT EVENT

35.1 – Annual Tariff Adjustment – CPFL Paulista

On April 7, 2014, ANEEL published Resolution nº 1701, fixing the adjustments in the subsidiary’s tariffs from April 8, 2014 on. The tariffs increased by 17.8%, on average, of which 14.56% relates to the annual economic adjustment and 2.62% to the pertinent financial components. The average effect perceived by captive consumers is a 17.23% tariff increase. (as disclosed in the Ratification Resolution).

35.2 - Dividend

The AGM/EGM held on April 29, 2014 approved the allocation of net income for 2013 by: (i) ratification of the interim dividend of R$ 363,049 declared at June 30, 2013 and (ii) declaration of an additional dividend of R$ 567,802.

35.3 – Energy supply agreement between CPFL Geração and Furnas

In a notice to the market dated April 16, 2014, the Company and the subsidiary CPFL Geração advised that the Board of Directors had approved a new energy supply agreement between CPFL Geração and Furnas Centrais Elétricas S.A.

The agreement will include conditions similar to those agreed in the previous agreement, signed in January 1998, detailing the following conditions for the sale of energy from the Serra da Mesa Hydropower Plant (“Serra da Mesa HPP”):

(i)      Amount: 51.54% of the available power and energy of the Serra da Mesa HPP, corresponding to an average of 345.4 MW;

(ii)     Term: April 1, 2014 to April 16, 2028;

(iii)    Annual adjustment: variation in the General Market Price Index (“IGP-M”);

(iv)    Price: R$ 156,70 per MWh, net of sector charges, at the base date of April 1, 2014 (gross price of R$ 182.90 per MWh, including the sector charges).

35.4 – Issue of debentures CPFL Generation

The following issues were approved in a meeting of the Board of Directors of the subsidiary CPFL Geração, held on April 23, 2014:

(i) the 7th issue of 63,500 unsecured debentures, not convertible into shares, in a single series, guaranteed by the company, for a total amount of R$ 635,000. The funds will be used to refinance the subsidiary's debts. The debentures will bear maximum interest of 100% of the CDI, plus up to 1.06% a year (the final price will be fixed in the bookbuilding process), paid half-yearly, and the principal will be amortized in a single installment on April 25, 2019. The debentures will be guaranteed by the Company;

(ii) the 8th issue of 1 (one) unsecured debenture, not convertible into shares, in a single series, guaranteed by the company, for a total amount of R$ 70,000. The funds will be invested in the subsidiary’s projects. The debentures will be remunerated in accordance with the variation in the extended consumer price index (IPCA), paid annually, and the principal will be amortized in the single installment on April 28, 2019. The debenture will be guaranteed by the Company;

35.5 -  Capitalization of the AFAC of the subsidiary CPFL Piratininga

 The AGM/EGM held on April 28, 2014 of the subsidiary CPFL Piratininga, approved an increase of R$ 50,000 in the capital in respect of capitalization of the advance for future capital increase ("AFAC"), with the issue of 50,000,000 (fifty million) new shares.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2014:

Shareholders	Common shares	Interest - %
BB Carteira Livre I FIA	288,569,602	29.99
Bonaire Participações S.A.	6,308,790	0.66
ESC Energia S.A.	234,092,930	24.33
Energia São Paulo FIA	136,820,640	14.22
BNDES Participações S.A.	64,842,768	6.74
Members of the Executive Officers	102,300	0.01
Other shareholders	231,537,230	24.06
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2014 and 2013:

	March 31, 2014		March 31, 2013
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	665,791,962	69.19	666,668,822	69.28
Administrator	-	-	-	-
Members of the Executive Officers	102,300	0.01	72,077	0.01
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders - free float	296,379,998	30.80	295,533,361	30.71
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares	296,379,998	30.80	295,533,361	30.71

SHAREHOLDING STRUCTURE							1st quarter 2014
CPFL ENERGIA S/A							Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,962	69.19%	100.00%	-	0.00%	0.00%	665,791,962	69.19%
1.1 Esc Energia S.A.	234,092,930	24.33%	100.00%	-	0.00%	0.00%	234,092,930	24.33%	25-Mar-13
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	288,569,602	29.99%	100.00%	-	0.00%	0.00%	288,569,602	29.99%	26-Dec-12
1.3 Bonaire Participações S.A.	6,308,790	0.66%	100.00%	-	0.00%	0.00%	6,308,790	0.66%	9-Apr-12
1.4 Energia São Paulo FIA	136,820,640	14.22%	100.00%	-	0.00%	0.00%	136,820,640	14.22%	25-Mar-13
Noncontrolling shareholders	296,482,298	30.81%	100.00%	-	0.00%	0.00%	296,482,298	30.81%
1.5 BNDES Participações S.A.	64,842,768	6.74%	100.00%	-	0.00%	0.00%	64,842,768	6.74%	30-Nov-13
1.6 Board of Directors	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	31-Jul-12
1.7 Executive officers	102,300	0.01%	100.00%	-	0.00%	0.00%	102,300	0.01%	31-Jan-13
1.8 Other shareholders	231,537,230	24.06%	100.00%	-	0.00%	0.00%	231,537,230	24.06%	31-Jan-13
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%

2 - Entity: 1.1 Esc Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
1.1.1 VBC Energia S.A.	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%	21-Nov-12
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	975,610,433	100.00%	100.00%	-	0.00%	0.00%	975,610,433	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,014,978	100.00%	97.41%	133,511	100.00%	2.59%	5,148,489	100.00%
1.1.1.1 Átila Holdings S/A	2,405,393	47.96%	97.15%	70,530	52.83%	2.85%	2,475,923	48.09%	31-Aug-11
1.1.1.2 Camargo Corrêa Energia S.A.	1,504,095	29.99%	96.97%	47,018	35.22%	3.03%	1,551,113	30.13%	5-Sep-11
1.1.1.3 Camargo Corrêa S.A.	717,383	14.30%	97.82%	15,963	11.96%	2.18%	733,346	14.24%	26-Oct-12
1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.74%	100.00%	-	0.00%	0.00%	388,107	7.54%	31-Aug-11
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.5 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%	26-Oct-12
Total	5,014,983	100.00%	97.41%	133,511	100.00%	2.59%	5,148,494	100.00%
4- Entity: 1.1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	100.00%	-	0.00%	0.00%	380,575,180	46.33%	31-Aug-11
1.1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	100.00%	-	0.00%	0.00%	440,877,607	53.67%	1-Sep-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
1.1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%	30-Apr-12
Noncontrolling shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.2.2 Other shareholders	-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%	30-Apr-12
Total	2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.3.1 Participações Morro Vermelho S.A.	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%	30-Apr-12
Noncontrolling shareholders	3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.3.2 Other shareholders	3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%	30-Apr-12
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,058,326,173	100.00%	100.00%	-	0.00%	0.00%	1,058,326,173	100.00%
1.1.1.4.1 Camargo Corrêa S.A.	1,058,326,173	100.00%	100.00%	-	0.00%	0.00%	1,058,326,173	100.00%	30-abr-12
Noncontrolling shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
1.1.1.4.2 Other shareholders	5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%	30-abr-12
Total	1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	374,477	100.00%	81.01%	87,775	99.99%	18.99%	462,252	100.00%
1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	374,477	100.00%	81.01%	87,775	99.99%	18.99%	462,252	100.00%	28-Aug-12
Noncontrolling shareholders	4	0.00%	44.44%	5	0.01%	55.56%	9	0.00%
1.1.1.1.1.2 Other shareholders	4	0.00%	44.44%	5	0.01%	55.56%	9	0.00%	30-Apr-12
Total	374,481	100.00%	81.01%	87,780	100.00%	18.99%	462,261	100.00%
9 - Entity: 1.1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	% ON	% Total	Preferred shares	% PN	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,292	100.00%	100.00%	-	0.00%	0.00%	2,749,756,292	100.00%
1.1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,292	100.00%	100.00%	-	0.00%	0.00%	2,749,756,292	100.00%	3-Oct-11
Noncontrolling shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%
1.1.1.1.1.1.2 Other shareholders	2	0.00%	100.00%	-	0.00%	0.00%	2	0.00%	3-Oct-11
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%
									(continua)

10 - Entity: 1.1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,991	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,991	100.00%
1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%	1-Oct-08
Noncontrolling shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
1.1.1.3.1.8 Other shareholders	9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%	1-Oct-08
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
11 - Entity: 1.1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.3.1.1.2 Other shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%	1-Oct-08
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.3.1.2.2 Other shareholders	-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%	1-Oct-08
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%	1-Oct-08
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.3.1.3.2 Other shareholders	-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%	1-Oct-08
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.3.1.4.2 Other shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%	1-Oct-08
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.3.1.5.2 Other shareholders	110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%	1-Oct-08
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%	1-Oct-08
Noncontrolling shareholders	150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.3.1.6.2 Other shareholders	150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%	1-Oct-08
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-Jan-00
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
									(continua)

18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%	3-Nov-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	0-Jan-00
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%

19 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,875	100.00%	100.00%	-	0.00%	0.00%	66,728,875	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	66,728,875	100.00%	100.00%	-	0.00%	0.00%	66,728,875	100.00%	19-Dec-12
Noncontrolling shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.3.2 Other shareholders	3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%	19-Dec-12
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%

20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%	16-Nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%	16-Nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%	16-Nov-04
1.4.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%	16-Nov-04
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.4.1.1 Fundação CESP	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%	16-Nov-04
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%

22 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.5.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	15-Dec-09
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units.

Quartely Social Report 2014 /2013 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st quarter of 2014 Value (R$ 000)			1st quarter of 2013 Value (R$ 000)
Net Revenues (NR)	3,927,309			3,715,427
Operating Result (OR)	285,503			650,420
Gross Payroll (GP)	163,940			158,300
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	14,707	8.97%	0.37%	13,842	8.74%	0.37%
Mandatory payroll taxes	44,272	27.01%	1.13%	42,761	27.01%	1.15%
Private pension plan	8,624	5.26%	0.22%	8,732	5.52%	0.24%
Health	9,555	5.83%	0.24%	8,126	5.13%	0.22%
Occupational safety and health	619	0.38%	0.02%	507	0.32%	0.01%
Education	586	0.36%	0.01%	566	0.36%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	1,210	0.74%	0.03%	2,547	1.61%	0.07%
Day-care / allowance	249	0.15%	0.01%	246	0.16%	0.01%
Profit / income sharing	10,956	6.68%	0.28%	11,830	7.47%	0.32%
Others	1,543	0.94%	0.04%	1,556	0.98%	0.04%
Total - internal social indicators	92,321	56.31%	2.35%	90,713	57.30%	2.44%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	30	0.01%	0.00%	230	0.04%	0.01%
Culture	659	0.23%	0.02%	1,892	0.29%	0.05%
Health and sanitation	343	0.12%	0.01%	288	0.04%	0.01%
Sport	0	0.00%	0.00%	150	0.02%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,038	0.36%	0.03%	883	0.14%	0.02%
Total contributions to society	2,070	0.73%	0.05%	3,443	0.53%	0.09%
Taxes (excluding payroll taxes)	1,102,931	386.31%	28.08%	1,273,073	195.73%	34.26%
Total - external social indicators	1,105,001	387.04%	28.14%	1,276,516	196.26%	34.36%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	9,718	3.40%	0.25%	7,683	1.18%	0.21%
Investments in external programs and/or projects	13,851	4.85%	0.35%	11,816	1.82%	0.32%
Total environmental investments	23,569	8.26%	0.60%	19,499	3.00%	0.52%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st quarter of 2014			1st quarter of 2013
Nº of employees at the end of period	8,636			8,639
Nº of employees hired during the period	674			620
Nº of outsourced employees	ND			ND
Nº of interns	194			242
Nº of employees above 45 years age	2,024			1,987
Nº of women working at the company	1,977			2,169
% of management position occupied by women	8.77%			10.24%
Nº of Afro-Brazilian employees working at the company	1,462			1,232
% of management position occupied by Afro-Brazilian employees	2.34%			1.96%
Nº of employees with disabilities	264			270
6 - Relevant information regarding the exercise of corporate citizenship	1st quarter of 2014			1st quarter of 2013
Ratio of the highest to the lowest compensation at company	23.08			24.07
Total number of work-related accidents	12			6
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	630,386	364	1,538	529,167	226	1,083
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	100%	100%	3.20%	100%	100%	5.19%
Total value-added to distribute (R$ 000):	1Q14	1,967,226		1Q13	2,219,221
Value-Added Distribution (VAD):	57.7% government 9,6% employees 0% shareholders 23.9% third parties 8.8% retained			58,8% government 8,5% employees 0% shareholders 14,4% third parties 18,3% retained
7 - Other information
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not reviewed by the independent auditors

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the

Arbitration Clause in Article 44 of the Company’s By-Laws.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, included in the Interim Financial Information Form (“ITR”), for the quarter ended March 31, 2014, which comprises the balance sheets as of
March 31, 2014, and related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphases of matter

Law 12783/13, Decrees 7.945/13, 8.203/14 and 8.221/14

As mentioned in note 26.1, the Company and its subsidiaries recorded as a reduction of cost of energy purchased, founds transferred directly from the Energy Development Account (“CDE”) and through the Chamber of Electric Energy Commercialization ("CCEE") concerning to the quarter ended March 31, 2014. Our conclusion is not modified due to this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”)
for the three-month period ended March 31, 2014, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR) and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, April 30, 2014

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.